As filed with the Securities and Exchange Commission on January 11, 2001

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ON Minerals Company, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Ohio (State or Other Jurisdiction of Incorporation or Organization)	1400 (Primary Standard Industrial Classification Code Number)	34-1888342 (I.R.S. Employer Identification Number)

1100 Superior Ave. 21st Floor Cleveland, Ohio 44114-2598 (216) 861-3300 (Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Office)
Rochelle F. Walk, Esq.
c/o Oglebay Norton Company
1100 Superior Ave.
21st Floor
Cleveland, Ohio 44114-2598
(216) 861-3300
(Name, Address, Including Zip Code,
and Telephone Number, Including
Area Code, of Agent for Service)

COPIES TO:

Paul Harris, Esq.
Thompson Hine & Flory LLP
3900 Key Tower
127 Public Square
Cleveland, Ohio 44114-1216
(216) 566-5749

        Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of the Registration Statement.

        If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title Of Each Class Of Securities To Be Registered	Amount To Be Registered(1)	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount Of Registration Fee(2)

Common Stock, par value $1.00, per share	7,249,298	N/A	N/A	$36,812.84

(1)
Represents the maximum number of shares of common stock, par value $1.00 per share, of ON Minerals to be issued in connection with the merger in exchange for shares of common stock, par value $1.00 per share, of Oglebay Norton determined on the basis of the applicable exchange ratio (1 share of Oglebay Norton common stock for 1 common share of ON Minerals).

(2)
This fee has been calculated pursuant to Rule 457(f) under the Securities Act based on the average high and low prices of a share of Oglebay Norton common stock on January 8, 2001 of $20.3125, as reported on the Nasdaq National Market, to be cancelled in exchange for each common share of the registrant covered hereby.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

SUBJECT TO COMPLETION
PRELIMINARY PROXY STATEMENT/PROSPECTUS DATED JANUARY 11, 2001
[OGLEBAY NORTON COMPANY LOGO]

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON APRIL 25, 2001

        You are cordially invited to attend the Annual Meeting of Stockholders of Oglebay Norton Company. The Annual Meeting will be held at The Forum Conference and Education Center, 1375 East Ninth Street, Cleveland, Ohio, on Wednesday, April 25, 2001, at 10:00 a.m., Cleveland, Ohio time. At the Annual Meeting, we will ask you to:

1.
Change Oglebay Norton’s state of incorporation from Delaware to Ohio (in order to eliminate Delaware franchise taxes) by approving and adopting an agreement of merger between Oglebay Norton and ON Minerals, a newly-organized Ohio corporation that is a wholly-owned subsidiary of Oglebay Norton. The Ohio company will survive the merger and change its name to “Oglebay Norton Company” following the merger. The shares of common stock of Oglebay Norton will be converted automatically, on a share-for-share basis, into common shares of the Ohio company. Following the merger, the internal affairs of the Ohio company will be governed by articles of incorporation and regulations in the form attached to the proxy statement/prospectus. The Ohio company’s amended and restated articles of incorporation and regulations are similar to Oglebay Norton’s existing certificate of incorporation and by-laws except that the Board of Directors would be declassified so that each Director would stand for re-election on an annual basis and the capital structure would be modified. Additionally other minor stylistic changes and amendments necessary to comply with Ohio law would be included in the Ohio organizational documents.

2.
Elect three Directors to Oglebay Norton’s Board of Directors to the class whose term will expire in 2004. Please note that if the Ohio Reincorporation Proposal is approved, each Director’s term would expire in 2002.

3.	Hear reports and transact any other business that may properly come before the Annual Meeting, including any adjournment or postponement of the meeting.

        The Board of Directors has fixed the close of business on March 7, 2001 as the record date for determining the stockholders entitled to notice of and to vote at the Annual Meeting, or at any postponement or adjournment of the Annual Meeting. This year, stockholders of record may vote their shares by using the Internet or the telephone. Instructions for using these convenient new services are set forth on the enclosed proxy card. Of course, you also may vote your shares by marking your votes on the enclosed proxy card, signing and dating it, and mailing it in the enclosed envelope.

        Oglebay Norton’s proxy statement/prospectus is attached to this Notice. We are also mailing our Report to Stockholders and our Annual Report on Form 10-K for the year ended December 31, 2000 to you with this Notice.

YOUR VOTE IS IMPORTANT.

Please vote by using the Internet or the telephone or by signing and dating your proxy card and returning it in the enclosed envelope.

By Order of the
Board of Directors

ROCHELLE F. WALK
Vice President
and Secretary

March   , 2001

This proxy statement/prospectus is first being mailed to stockholders on or about March     , 2001.
The information in this prospectus/proxy statement is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus/proxy statement is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

QUESTIONS AND ANSWERS

Q:	What is the Ohio Reincorporation Proposal?

A:
The Board is proposing to change Oglebay Norton’s state of incorporation from Delaware to Ohio in order to eliminate the payment of franchise taxes in the State of Delaware. The reincorporation will be accomplished by merging Oglebay Norton into ON Minerals, a newly-organized Ohio corporation that is a wholly-owned subsidiary of Oglebay Norton. The Ohio company will survive the merger and will change its name to “Oglebay Norton Company” following the merger. The shares of common stock of Oglebay Norton will be converted automatically, on a share-for-share basis, into common shares of the Ohio company.

Q:	How will the rights of Oglebay Norton’s stockholders change as a result of the merger?

A:
Following the merger, the internal affairs of the Ohio company will be governed by Ohio law and by the Ohio company’s amended and restated articles of incorporation and regulations. The Ohio company will elect to opt out of the Ohio interested shareholder provisions and the control share acquisition provisions of Ohio law and instead will retain the provisions relating to transactions with interested stockholders currently set forth in Oglebay Norton’s organizational documents.

The Ohio company’s amended and restated articles and regulations are similar to Oglebay Norton’s existing certificate of incorporation and by-laws except that: (1) the number of authorized common shares would be increased from 10,000,000 to 30,000,000, (2) the existing series of preferred stock, none of which is outstanding, would be eliminated and 5,000,000 shares of “ blank check” preferred stock would be authorized and (3) the Board of Directors would be declassified so that each Director would stand for re-election on an annual basis. The Board will eliminate the Company’s stockholders’ rights plan, or “poison pill,” if the Ohio Reincorporation Proposal is approved. However, if the Ohio reincorporation is not approved, the Company will continue to operate as a Delaware corporation with a classified board with no intention of amending or eliminating the existing stockholders’ rights plan.

Q:	What is “blank check” preferred stock?

A:
The term “blank check” preferred stock refers to stock for which the designations, preferences, conversion rights, participation and other rights, including voting rights (subject to some limitations established by law), qualifications, limitations, and restrictions, may be determined by the board of directors. The articles of incorporation establish restrictions on the blank check preferred stock relating to the conversion price and the number of shares of common stock into which the preferred stock may be converted in order to limit the dilution to holders of common stock.

Q:	Why is the Board proposing the Ohio reincorporation?

A:
The Board of Director’s primary reason for proposing the Ohio reincorporation is to eliminate Delaware franchise taxes each year. Reincorporating the Company in Ohio would eliminate the payment of the Delaware franchise tax, resulting in annual franchise tax savings of approximately $75,000 in the first year and each year after the first year.

We are recommending that the Board of Directors be declassified because a classified board may deter some institutional investors from purchasing stock. Additionally, some stockholders may feel that a declassified board of directors better enables them to hold all Directors accountable on an annual basis, rather than over a three-year period.

Q:	What will I receive when the Ohio reincorporation occurs?

A:	Each share of Oglebay Norton common stock that you own on the effective date of the merger will automatically be converted into one common share of the Ohio company.

Q:	What are the U.S. federal income tax consequences of the Ohio reincorporation to me?

A:	We believe that no gain or loss will be recognized by the stockholders of Oglebay Norton upon the conversion of their shares of common stock into common shares of the Ohio company.

Q:	Who must approve the Ohio reincorporation?

A:
The affirmative vote of the holders of at least two-thirds of the shares of Oglebay Norton common stock, outstanding and entitled to vote at the stockholders meeting, is required to adopt the merger agreement approving the Ohio reincorporation.

Q:	If my shares are held in “street name” by a broker or bank, will my broker or bank vote my shares for me?

A:	Your broker or bank will vote your shares held in “street name” only if you provide instructions on how to vote. You should follow the directions provided by your broker or bank.

Q:	May I change my vote after submitting my proxy?

A:
Yes. If you submit a proxy in connection with this solicitation, you may revoke your proxy at any time before it is voted at the Annual Meeting. You may revoke your proxy in writing or, if you are a record holder, by appearing at the Annual Meeting to vote in person. If you submit your proxy or voting instructions electronically through the Internet or by telephone, you can change your vote by submitting a proxy or voting instructions at a later date, in which case your later-submitted proxy or voting instructions will be recorded and your earlier proxy or voting instructions revoked. If your shares are held in an account at a broker or bank, you should contact your broker or bank to change your vote.

Q:	Do I have appraisal rights with respect to the Ohio reincorporation?

A:	No. You do not have appraisal rights in connection with the Ohio reincorporation.

Q:	What are the consequences if I do not vote?

A:
An abstention or broker non-vote has the same effect as a vote against a proposal or a director nominee because each abstention or broker non-vote is one less vote in favor of a proposal or a director nominee.

Q:	Should I send in my stock certificates?

A:
No. If the Ohio reincorporation is approved, your shares of Oglebay Norton common stock automatically will be converted on a share-for-share basis to common shares of the Ohio Company. You will not need to surrender your stock certificate.

Q:	What do I need to do now?

A:
After carefully reading and considering the information contained in this proxy statement/prospectus, please vote in one of the following ways as soon as possible so that your shares will be represented at the Annual Meeting:

•	complete, sign, and mail your proxy card or voting instructions card; or
•	submit your proxy or voting instructions by telephone or through the Internet.

If you sign and send in your proxy card or grant your proxy via the Internet or telephone without specifying how your shares should be voted, your shares will be voted for the adoption of the Ohio reincorporation and for each Director nominee.

Q:	Who can help answer my questions?

A:	If you have any questions about the proposals or if you need additional copies of this document, you should contact:

Wall Street Plaza
30th Floor
88 Pine Street
New York, NY 10005
800-223-2064

SUMMARY

        This summary highlights some of the information in this proxy statement/prospectus and does not contain all of the information that is important to you. To understand the proposals fully and for a more complete description of each of the proposals, we urge you to read carefully this entire document, including the exhibits and other documents to which we have referred you because they contain important information. Oglebay Norton’s Report to Stockholders and Annual Report on Form 10-K (which includes financial statements) for the year ended December 31, 2000 are being delivered to you with this proxy statement/prospectus. See “Where You Can Find More Information” for more details. Throughout this document, we refer to Oglebay Norton Company as “the Company”, the “Delaware company” or “Oglebay Norton” and we refer to ON Minerals Company, Inc. as “ON Minerals” or “the Ohio company.”

Date, Time and Place of Annual Meeting (page 7)

        The Annual Meeting will be held on Wednesday, April 25, 2001 at 10:00 a.m., Cleveland, Ohio time, at the Forum Conference and Education Center, 1375 East Ninth Street, Cleveland, Ohio.

Record Date; Vote Required (page 7)

        The Board of Directors has fixed the close of business on March 7, 2001 as the record date for determining stockholders entitled to notice of the Annual Meeting and to vote at the meeting. On the record date, approximately              shares of common stock of Oglebay Norton were outstanding. The affirmative vote of the holders of two-thirds of the shares of common stock of Oglebay Norton outstanding on the record date is necessary to approve the merger. All other matters that may properly come before the Annual Meeting, including the proposal to declassify the Board and the election of Directors, require the affirmative vote of a majority of shares of common stock of Oglebay Norton present in person or represented by proxy at the meeting and entitled to vote on such subject matter, assuming that majority also constitutes at least a majority of the required quorum.

Purpose of the Annual Meeting (pages 7)

The purpose of the Annual Meeting is to consider two proposals:

1.
Proposal 1—To change Oglebay Norton’s state of incorporation from Delaware to Ohio by approving and adopting an agreement of merger between Oglebay Norton and ON Minerals, a newly-organized Ohio corporation and a wholly-owned subsidiary of Oglebay Norton.

2.
Proposal 2—To elect three Directors to Oglebay Norton’s Board of Directors to the class whose term will expire in 2004. Please note that if the Ohio reincorporation is approved, each Director’s term will expire in 2002.

        Additionally, at the meeting we will hear reports and transact any other business that may properly come before the annual meeting, including any adjournment or postponement of the meeting.

Proposal 1—The Ohio Reincorporation Proposal (page 9)

        We propose to reincorporate Oglebay Norton in Ohio through a merger of Oglebay Norton into ON Minerals, a newly-organized Ohio corporation that is a wholly-owned subsidiary of Oglebay Norton. The name of the Company will be changed to “Oglebay Norton Company” following the merger.

Management and Operations after the Ohio Reincorporation (page 11)

        The Ohio reincorporation will effect only a change in the legal domicile of Oglebay Norton and other changes of a legal nature which are described in this proxy statement/prospectus. The proposed Ohio reincorporation will not result in any change in the name, business, fiscal year, assets or liabilities or location of the principal facilities of Oglebay Norton. Additionally the merger will have no material effect on the consolidated financial condition or results of operations of Oglebay Norton. Pursuant to the merger agreement, the officers and Directors of Oglebay Norton will become the officers and Directors of the Ohio company following the merger.

Organizational Documents of the Ohio Company (page 11, 12, 32-40)

        The Ohio company’s amended and restated articles of incorporation and regulations are similar to Oglebay Norton’s existing certificate of incorporation and by-laws except that the Board of Directors would be declassified so that each Director would stand for re-election on an annual basis and the capital structure would be modified. Additionally other minor stylistic changes and amendments necessary to comply with Ohio law would be included in the Ohio organizational documents.

        Oglebay Norton’s certificate of incorporation authorizes Oglebay Norton to issue up to 10,000,000 shares of common stock and 5,000,000 shares of preferred stock, a portion of which is divided into three series. The Ohio company will have 30,000,000 authorized shares of common stock and 5,000,000 shares of “blank check” preferred stock. “Blank check” preferred stock means that the board of directors is entitled to determine the powers, preferences and rights, and the qualifications, limitations or restrictions, of the authorized and unissued preferred stock. However, the articles of incorporation also provide that (i) the aggregate number of shares of common stock into which all shares of preferred stock may at any time be converted may not exceed 5,000,000 subject to appropriate adjustment in the event of any stock dividend, stock split-up, or other change in the Ohio company’s common shares, and (ii) the price at which preferred shares of any series may at any time be convertible into shares of common shares will be not less than the fair market value, as determined by the Directors, of the Ohio company’s common shares on the date on which the conversion rights of the preferred shares of such series are fixed by resolution or resolutions adopted by the Board of Directors, subject to appropriate adjustment in the event of any stock dividend, stock split-up, or other change in the Ohio company’s common shares.

        The Board will eliminate Oglebay Norton’s stockholders’ rights plan, which is sometimes referred to as a “ poison pill,” if the Ohio reincorporation is approved. However, if the Ohio reincorporation is not approved, Oglebay Norton will continue to operate as a Delaware corporation with a classified board with no intention of amending or eliminating the existing stockholders’ rights plan.

Conversion of Shares in the Merger (page 9)

        When we complete the merger, your shares of Oglebay Norton common stock automatically will be converted on a share-for-share basis to common shares of the Ohio company. The conversion of the common stock will occur without an exchange of certificates. Accordingly, you will not need to surrender your stock certificates in order to become a shareholder of the Ohio company.

Tax-Free Merger (page 12)

        We believe that no gain or loss will be recognized by the stockholders of Oglebay Norton upon the conversion of their shares of common stock of Oglebay Norton into common shares of the Ohio company. However, each stockholder is urged to consult its own tax advisor regarding the federal, state, local and foreign tax consequences of the merger.

Conditions to Completion of the Ohio Reincorporation (page 9)

        The completion of the Ohio reincorporation depends on the approval and adoption of the merger agreement by holders of two-thirds of the shares of Oglebay Norton common stock entitled to vote at the Annual Meeting.

Treatment of Stock-Based Plans and Employee Benefit Plans (page 11)

        Each existing option to purchase shares of Oglebay Norton common stock granted under an existing stock option plan will be converted automatically at the effective time of the merger into an option to purchase the same number of common shares of the Ohio Company. The exercise price of the options will not be affected by the merger. Similarly, other outstanding awards (including restricted stock, deferred stock and performance shares) under any Oglebay Norton stock-based plan automatically will be converted into an award in the Ohio company with the same terms. Additionally, the Ohio company will reserve for issuance the number of its common shares that will become subject to the option plans and other stock-based plans and will issue the number of common shares to be issued in connection with the other Oglebay Norton stock-based plans or other award plans.

        The pension plans and other employee benefit plans of Oglebay Norton will not be changed as a result of the Ohio reincorporation. All such plans of Oglebay Norton automatically will be assumed and continued by the Ohio company, and each option or right issued pursuant to such plans automatically will be converted into an option or right to purchase or otherwise acquire the same number of the Ohio company common shares, at the same price per share, upon the same terms, and subject to the same conditions.

Effective Time; Termination of the Merger Agreement (page 9)

        The effective time of the merger will be the time and date set forth in the certificates that will be filed with the Secretary of State of the State of Ohio and the State of Delaware or such other date as determined by Oglebay Norton. We could decide at any time to terminate the merger agreement even if we receive stockholder approval, although the Board has no present intention to do so. We anticipate that the merger will become effective promptly after the approval and adoption of the merger agreement by the stockholders.

Proposal 2—Election of Directors (page 14)

        The nominees for election as Directors are Malvin E. Bank, William G. Bares and John D. Weil. Information about each of these nominees is set forth under the heading “Election of Directors—Nominees for Terms Expiring in 2004.” All of these nominees are presently members of the Board of Directors and were elected by the stockholders. If the Ohio reincorporation is approved, upon completion of the merger, each Director’s term will expire in 2002 and the Directors of Oglebay Norton will become Directors of the Ohio company.

Our Recommendations to Stockholders (page 11, 14)

        Proposal 1—Ohio Reincorporation Proposal. The Board of Directors believes that the Ohio reincorporation is in your best interests, and unanimously recommends that you vote for the proposal to approve the merger agreement.

        Proposal 2—Election of Directors. The Board of Directors recommends a vote for each of Malvin E. Bank, William G. Bares and John D. Weil as Directors.

THE ANNUAL MEETING

Date, Time and Place

        The Annual Meeting will be held at The Forum Conference and Education Center, 1375 East Ninth Street, Cleveland, Ohio on Wednesday, April 25, 2001, at 10:00 a.m., Cleveland, Ohio time.

Purpose

The purpose of the Annual Meeting is to consider two proposals:

1.
Proposal 1—To change Oglebay Norton’s state of incorporation from Delaware to Ohio by approving and adopting an agreement of merger between Oglebay Norton and ON Minerals, a newly-organized Ohio corporation and a wholly-owned subsidiary of Oglebay Norton. The Ohio company will survive the merger and change its name to “Oglebay Norton Company” following the merger.

2.
Proposal 2—To elect three Directors to Oglebay Norton’s Board of Directors to the class whose term will expire in 2004. Please note that if the Ohio Reincorporation Proposal is approved, each Director’s term will expire in 2002.

Additionally, at the meeting we will hear reports and transact any other business that may properly come before the annual meeting, including any adjournment or postponement of the meeting.

Voting Rights and Proxy Information

        Record Date; Quorum; Required Vote.    The Board of Directors has fixed the close of business on March 7, 2001 as the record date for determining the stockholders entitled to notice of and to vote at the Annual Meeting, or any postponement or adjournment of the Annual Meeting. On the record date, approximately                   shares of Oglebay Norton common stock were issued and outstanding. As of that date officers and Directors of Oglebay Norton and their affiliates beneficially owned and were entitled to vote approximately 1,587,728 shares, or approximately 29.4%, of Oglebay Norton common stock outstanding on that date. Each share of Oglebay Norton common stock is entitled to one vote.

        A majority of the shares of Oglebay Norton common stock issued and outstanding and entitled to vote on the record date must be represented in person or by proxy at the Annual Meeting in order for a quorum to be present for purposes of transacting business. In the event a quorum is not present, we expect to adjourn or postpone the meeting in order to solicit additional proxies. Proposal 1—The Ohio Reincorporation Proposal, requires the affirmative vote of holders of two-thirds of the outstanding shares of Oglebay Norton’s common stock entitled to vote at the Annual Meeting.

        All other matters that may properly come before the Annual Meeting, including the election of the Directors, require the favorable vote of a majority of the outstanding shares of Oglebay Norton’s common stock present in person or by proxy at the meeting. This majority must constitute at least a majority of the required quorum. Abstentions and broker non-votes (i.e., shares held by brokers in street name that are not entitled to vote at the meeting due to the absence of specific instructions from the beneficial owners of those shares) are counted in determining votes present at the meeting. An abstention or broker non-vote has the same effect as a vote against a proposal or a director nominee because each abstention or broken non-vote is one less vote in favor of a proposal or for a director nominee.

        Cumulative Voting.    In the election of Oglebay Norton’s Directors, you may cumulate your votes. Cumulative voting allows you to cast a number of votes equal to the number of Directors to be elected multiplied by the number of votes to which your shares are entitled. You may cast all of your votes for one nominee, or distribute your votes among two or more nominees. Cumulative voting is permitted only if a stockholder gives notice in writing to the President or Secretary of Oglebay Norton at least 48 hours in advance of the annual meeting and an announcement is made at the beginning of the meeting by the President, Secretary or the stockholder who gave the notice. No stockholder has advised Oglebay Norton that the stockholder intends to cumulate votes at the Annual Meeting.

        Proxies.    All shares of Oglebay Norton’s common stock represented at the Annual Meeting by properly executed proxies will be voted in accordance with the instructions on the proxies. If no instructions are given, proxies will be voted for Proposal 1—The Ohio Reincorporation Proposal and for the election as Directors of the nominees listed under the heading “Proposal 2—Election of Directors.” If cumulative voting is in effect, shares represented by each properly signed proxy card will be voted on a cumulative basis, with the votes distributed among the nominees in accordance with the judgment of the persons named in the proxy card. However, the persons named in the proxy card will not vote any shares cumulatively for nominees for whom authority to vote was withheld. Oglebay Norton has no knowledge of any other matters to be presented at the Annual Meeting. If other matters properly come before the Annual Meeting, the persons named on the proxies will vote on those matters in accordance with their best judgment.

        If you give a proxy pursuant to this solicitation, you may revoke the proxy at any time before it is voted. You may revoke your proxy by:

•	delivering a written notice of revocation dated later than the proxy to the Secretary of Oglebay Norton (at the address included on the cover page of this proxy statement/prospectus);

•	properly executing another proxy for the same shares and delivering it to the Secretary of Oglebay Norton; or

•	attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not by itself revoke your proxy).

        Oglebay Norton will pay the cost of preparing and mailing its proxy materials to the stockholders of Oglebay Norton in connection with the Annual Meeting. Oglebay Norton will also pay for the cost of soliciting proxies, including a fee of approximately $6,500 payable to Georgeson & Company Inc.

PROPOSAL 1

THE OHIO REINCORPORATION

Reason for the Ohio Reincorporation Proposal

        The Board of Director’s primary reason for proposing the Ohio reincorporation is to eliminate Delaware franchise taxes each year. Oglebay Norton maintains its corporate offices in Cleveland, Ohio. It has no physical contact or nexus with the State of Delaware other than its incorporation. As a Delaware corporation, the Company must pay an annual Delaware franchise tax of approximately $75,000 based upon its capitalization. Since it is commercially domiciled in Ohio, the Company also pays an Ohio franchise tax based upon its level of activities within Ohio. Reincorporating the Company in Ohio would eliminate the payment of the Delaware franchise tax, resulting in annual franchise tax savings of approximately $75,000 in the first year and each year after the first year. The Company’s Ohio franchise tax will not increase as a result of the reincorporation.

        If stockholders were to approve an increase in shares authorized at some time in the future for Oglebay Norton, franchise taxes in Delaware would increase. In Ohio, franchise taxes are not calculated based upon shares authorized and therefore, the increased authorization will not cause a change in the franchise taxes due to the State of Ohio.

        Although the Board has no immediate plans to issue additional shares, the larger number of authorized common shares provided for in the Ohio company’s articles will provide the Company flexibility to undertake various types of transactions including acquisitions using common shares, share splits (in the form of share dividends), financings, increases in shares reserved for issuance pursuant to stock incentive plans, or other corporate transactions not yet determined.

The Proposal

        In connection with the Ohio Reincorporation Proposal, Oglebay Norton recently organized the Ohio company as a wholly-owned subsidiary. To accomplish the Ohio reincorporation, Oglebay Norton will merge with and into the Ohio company and the Ohio company will survive the merger and change its name to “Oglebay Norton Company.” The Ohio company’s articles of incorporation and regulations will govern the Company’s internal operations following the merger. As a result, our Board of Directors will be declassified and our authorized capital stock would consist of 30,000,000 common shares (20,000,000 more shares than currently authorized in Oglebay Norton’s certificate of incorporation) and 5,000,000 “blank check” preferred shares. The term “blank check” preferred stock refers to stock for which the designations, preferences, conversion rights, participation, and other rights, including voting rights (subject to some limitations established by law), qualifications, limitations, and restrictions, may be determined by the board of directors.

        Prior to the completion of the merger, the Ohio company is not expected to have any significant assets or liabilities or to engage in any significant activities, other than those arising under the merger agreement or associated with the Ohio reincorporation. The Ohio company’s articles of incorporation and regulations are attached to this document as Exhibits B and C, respectively. The Ohio company’s address is: c/o Oglebay Norton Company, 1100 Superior Avenue, 21st Floor, Cleveland, Ohio 44114-2598.

The Merger Agreement

        This section of the proxy statement/prospectus describes the material provisions of the merger agreement. A copy of the merger agreement is attached as Exhibit A to this document and is incorporated into this proxy statement/prospectus by this reference. We encourage you to read the merger agreement because it is the legal document that governs the merger. As a result of the merger, Oglebay Norton, a Delaware corporation, will be merged into the Ohio company, the Delaware company will cease to exist and the Ohio company will be the surviving entity. Upon consummation of the merger, stockholders of Oglebay Norton will become shareholders of the Ohio company and will be deemed to have exchanged one common share of the Ohio company in exchange for each share of common stock of Oglebay Norton now held by the stockholder.

        Pursuant to the merger agreement, each outstanding share of Oglebay Norton common stock, par value $1.00 per share, will be converted into one common share of the Ohio company, par value $1.00 per share, upon the effective date of the merger. The conversion of shares of common stock of Oglebay Norton in the merger will occur automatically without an exchange of certificates. Following the merger, certificates formerly representing issued and outstanding shares of common stock of Oglebay Norton will be deemed to represent common shares of the Ohio company. Therefore, you will not need to exchange your certificates in order to become stockholders of the Ohio company and are requested not to surrender your certificates. If an exchange becomes advisable in the future, you will be notified at that time and instructed as to proper procedures for exchanging your certificates.

        Oglebay Norton’s obligation to complete the merger is conditioned upon the approval and adoption of the merger agreement by holders of two-thirds of the shares of Oglebay Norton common stock outstanding and entitled to vote at the Annual Meeting.

        The common stock of Oglebay Norton is listed for trading on the Nasdaq National Market and, after the merger, common shares of the Ohio company will be traded on the Nasdaq National Market System without interruption, under the same symbol (“OGLE”) as the shares of the Delaware company common stock are currently traded.

        Effective Time; Amendment; Termination.    The merger will become effective upon the filing of a certificate of merger with the Secretary of State of Ohio and the Secretary of State of Delaware. It is anticipated that this filing will be made as soon as practicable following the Annual Meeting. We have the right to defer this filing and the completion of the merger for any period of time that we deem to be appropriate, although we presently intend to complete the merger as soon as practicable.

        The merger agreement may be amended at any time before the merger becomes effective by a written instrument approved by the Board of Directors of Oglebay Norton and executed by all of the parties to the merger agreement. However, after the approval and adoption of the merger agreement by our stockholders, no amendment may be made that, in the judgment of the Board of Directors of Oglebay Norton, materially and adversely affects the rights of the stockholders, unless the merger agreement, as amended, is resubmitted to and approved and adopted by the stockholders.

        The merger agreement will terminate and the merger will be abandoned if the holders of two-thirds of the outstanding shares of common stock of Oglebay Norton entitled to vote at the Annual Meeting do not vote to approve and adopt the merger agreement. In addition, the Board of Directors of Oglebay Norton has the right to terminate the merger agreement and abandon the merger, whether or not the stockholders of Oglebay Norton have approved and adopted the merger agreement, although the Board has no present intention to do so.

No Change in the Name, Business, or Location of Principal Facilities of the Company

        The Ohio Reincorporation Proposal will effect only a change in the legal domicile of Oglebay Norton and other changes of a legal nature which are described in this proxy statement/prospectus. The proposed Ohio reincorporation will not result in any change in the name, business, fiscal year, assets or liabilities or location of the principal facilities of Oglebay Norton. As noted above, after the merger the common shares of Oglebay Norton will continue to be traded, without interruption, on the same exchange (the Nasdaq National Market System) and under the same symbol (“OGLE”) as the shares of common stock of the Delaware company are currently traded. We do not believe that the Ohio reincorporation will affect any of our material contracts with any third parties and that Oglebay Norton’s rights and obligations under such material contractual arrangements will continue and be assumed by the Ohio company.

Management and Operations after the Ohio Reincorporation

        Management Of the Ohio company.    If the Ohio Reincorporation Proposal is approved by the stockholders, the three Directors who will be elected at the Annual Meeting and the five remaining Directors whose terms do not expire this year will become the Directors of the Ohio company. Each of their terms in office would continue until the annual meeting of shareholders of the Ohio company to be held in 2002. Pursuant to the merger agreement, the officers and Directors of Oglebay Norton will become the officers and Directors of the Ohio company following the merger.

        Stock-Based Plans; Employee Benefit Plans.    Each existing option to purchase shares of Oglebay Norton common stock granted under an existing stock option plan will be converted automatically at the effective time of the merger into an option to purchase the same number of common shares of the Ohio Company. The exercise price of the options will not be affected by the merger. Similarly, other outstanding awards (including restricted stock, deferred stock and performance shares) under any Oglebay Norton stock-based plan automatically will be converted into an award in the Ohio company with the same terms. Additionally, the Ohio company will reserve for issuance the number of its common shares that will become subject to the option plans and other stock-based plans and will issue the number of common shares to be issued in connection with the other Oglebay Norton stock-based plans or other award plans.

        The pension plans and other employee benefit plans of Oglebay Norton will not be changed as a result of the Ohio reincorporation. All such plans of Oglebay Norton automatically will be assumed and continued by the Ohio company, and each option or right issued pursuant to such plans will automatically be converted into an option or right to purchase or otherwise acquire the same number of the Ohio company common shares, at the same price per share, upon the same terms, and subject to the same conditions. Other employee benefit arrangements of Oglebay Norton will also be continued by the Ohio company upon the terms and subject to the conditions currently in effect.

        No Material Effect on Financial Condition or Results of Operations.    The consolidated financial position and results of operations of the Ohio company as of the effective time of the merger will be substantially identical to the consolidated financial position and results of operations of Oglebay Norton prior to the merger. Accordingly, no pro forma statements of the Ohio company showing the effect of the merger or the subsequent transfers are included in this proxy statement/prospectus.

Change in Capitalization

        As a result of the merger, the affairs of Oglebay Norton will be governed by the Ohio company’s organizational documents. Oglebay Norton’s certificate of incorporation authorizes Oglebay Norton to issue up to 10,000,000 shares of common stock and 5,000,000 shares of preferred stock, a portion of which is divided into three series. The Ohio company will have 30,000,000 authorized shares of common stock, par value $1.00 per share, and 5,000,000 shares of “blank check” preferred stock. “Blank check” preferred stock means that the Board of Directors is entitled to determine the powers, preferences and rights, and the qualifications, limitations or restrictions, of the authorized and unissued preferred stock. However, the articles of incorporation also provide that (i) the aggregate number of shares of common stock into which all shares of preferred stock may at any time be converted may not exceed 5,000,000 subject to appropriate adjustment in the event of any stock dividend, stock split-up, or other change in the Ohio company’s common shares, and (ii) the price at which preferred shares of any series may at any time be convertible into shares of common shares will be not less than the fair market value, as determined by the Directors, of the Ohio company’s common shares on the date on which the conversion rights of the preferred shares of such series are fixed by resolution or resolutions adopted by the Board of Directors, subject to appropriate adjustment in the event of any stock dividend, stock split-up, or other change in the Ohio company’s common shares.

        Common Stock.    The Board of Directors does not currently have any plans to issue a significant number of additional common shares. However, the larger number of authorized common shares provided for in the Ohio company’s articles of incorporation will provide the Company the certainty and flexibility to undertake various types of transactions, including acquisitions using common shares, share splits (in the form of share dividends), financings, increases in the shares reserved for issuance pursuant to incentive plans, or other corporate transactions not yet determined.

        Preferred Stock.    The Board believes that it is in the best interests of the Company and the stockholders to retain the same number of shares of authorized preferred stock in order to have the flexibility to raise additional capital or to pursue acquisitions to support the Company’s business plan. The Company may never issue any preferred stock; in fact, of the Company’s currently authorized 5,000,000 shares of preferred stock, none is outstanding. The Board of Directors does not believe that the blank check preferred stock will have an anti-takeover effect and has no current plans or intent to use the preferred shares for anti-takeover purposes. The Board will eliminate the Company’s stockholders’ rights plan, or “poison pill,” if the Ohio Reincorporation Proposal is approved.

Declassification of the Board of Directors

        As a result of the merger, Oglebay Norton’s Board of Directors would be declassified so that each Director’s term, including those elected at the Annual Meeting, would expire in 2002. The Board of Directors has approved the declassification of the Board and each of the Directors whose term expires after 2002 has consented to the declassification. However, if the Ohio reincorporation is not approved, the Company will continue to operate as a Delaware corporation with a classified board.

        Supporters of classified boards of directors believe that staggered boards help maintain continuity of experience and, as a result, may assist a company in long-term strategic planning. Additionally, some supporters argue that a classified board may encourage a person seeking control of a company to initiate arm’s-length discussions with management and the board, who may be in a position to negotiate a higher price or more favorable terms for stockholders or to seek to prevent a takeover that the board believes is not in the best interests of stockholders.

        Classified boards like ours have become increasingly unpopular with stockholders in recent years. Many leading companies have responded to this trend by voluntarily presenting proposals to declassify their boards. Many scholars and institutional investors assert that a classified board of directors limits the ability of stockholders to elect directors and to exercise influence over a company, and may discourage proxy contests in which stockholders have an opportunity to vote for a competing slate of nominees. In many cases the election of directors is the primary avenue for stockholders to influence corporate governance policies. Additionally, we believe that some of our stockholders may feel that a non-classified board of directors better enables them to hold all Directors accountable on an annual basis, rather than over a three-year period.

        We also believe that, the existence of a classified board of directors may deter some tender offers or substantial purchases of stock that might give stockholders the opportunity to sell their shares at a price in excess of what they would otherwise receive. There are indications that classified boards act as an anti-takeover device and as a result may have an adverse impact on stockholder value.

Federal Income Tax Consequences

        In the opinion of Thompson Hine & Flory LLP, the following summary accurately describes the material United States federal income tax consequences of the merger to the stockholders of Oglebay Norton, Oglebay Norton and the Ohio company. This opinion is based on the current provisions of the Internal Revenue Code of 1986, as amended, applicable Treasury Regulations, judicial authority and administrative rulings and practice. No ruling from the IRS has been or will be sought with respect to any aspect of the merger. Therefore, there can be no assurance that the IRS will not take a contrary view as to the tax consequences described in this document. Furthermore, legislative, judicial or administrative changes or interpretations may be forthcoming that could alter or modify (either retroactively or prospectively) the statements and conclusions set forth in this document. This tax summary is limited to the present laws of the United States, and Thompson Hine & Flory LLP assumes no obligation to revise or supplement this tax summary in the event the present laws referred to above change by legislative action, judicial decision or otherwise, or the facts as they presently exist change.

        The following summary does not consider the tax consequences of the merger under state, local or foreign law. Moreover, special considerations not described in this document may apply to some taxpayers, such as financial institutions, broker-dealers, insurance companies, tax-exempt organizations, investment companies and persons who are neither citizens nor residents of the United States, or who are foreign corporations, foreign partnerships or foreign estates or trusts as to the United States. In rendering this opinion, Thompson Hine & Flory LLP has relied upon (1) existing facts and circumstances and has assumed that those facts and circumstances will not change prior to the closing of the merger and (2) representations contained in a certificate of an officer of Oglebay Norton. Each stockholder is urged to consult its own tax advisor regarding the federal, state, local and foreign tax consequences of the merger.

        Subject to the qualifications set forth above, the merger will qualify as a tax-free reorganization under Section 368(a) of the Code, with the following results:

•	No gain or loss will be recognized by the stockholders of Oglebay Norton upon the conversion of their shares of common stock of Oglebay Norton into common shares of the Ohio company.

•
The basis of the common shares of the Ohio company received by each stockholder of Oglebay Norton will be the same as the basis of the shares of common stock of Oglebay Norton held by such stockholder immediately prior to the merger.

•
The holding period of the common shares of the Ohio company received by each stockholder of Oglebay Norton will include the holding period of the shares of common stock of Oglebay Norton held by such stockholder immediately prior to the merger, provided that such stockholder held the shares of common stock of Oglebay Norton as a capital asset on the date of the merger.

•	No gain or loss will be recognized by Oglebay Norton or the Ohio company, in connection with the merger.

•	The Ohio company will succeed without adjustment to the federal income tax attributes of Oglebay Norton.

No Appraisal Rights

        Under the Delaware General Corporation Law, you will not have appraisal rights in connection with the Ohio Reincorporation Proposal.

Potential Anti-takeover Implications of Ohio Reincorporation Proposal

        Ohio, like many other states, permits a corporation to adopt a number of measures designed to reduce a corporation’s vulnerability to unsolicited takeover attempts through amendment of the corporate articles or regulations or otherwise. Ohio also has an interested shareholder statute and a control share acquisition statute, each of which may be viewed as anti-takeover provisions. The Ohio Reincorporation Proposal is being proposed to eliminate Delaware franchise taxes, as discussed above, and not to prevent a change in control in the Company. As discussed in this document, the Ohio company will elect to opt out of the Ohio interested shareholder provisions and the Ohio control share acquisition provisions. Instead, the Ohio company’s organizational documents contain interested shareholder provisions that are similar in all material respects to the provisions currently included in Oglebay Norton’s organizational documents. See “Comparison of Rights of Oglebay Norton Common Stock and the Ohio Company Common Shares” below.

Vote Required for the Ohio Reincorporation Proposal

        Approval of the Ohio Reincorporation Proposal, which will also constitute approval of the merger agreement, amended and restated articles of incorporation and regulations of the Ohio company, will require the affirmative vote of the holders of two-thirds of the outstanding shares of common stock of Oglebay Norton entitled to vote at the Annual Meeting.

Our Recommendation

        The Board of Directors of Oglebay Norton determined on October 25, 2000 that the proposed Ohio reincorporation is in the best interests of Oglebay Norton and its stockholders on the basis of the factors discussed above. The Board voted unanimously to approve the Ohio reincorporation and the merger agreement and to recommend that the stockholders of Oglebay Norton vote to approve and adopt the merger agreement at the Annual Meeting. Accordingly, the Board of Directors of Oglebay Norton recommends a vote for the approval of the Ohio Reincorporation Proposal and approval and adoption of the related merger agreement.

PROPOSAL 2

ELECTION OF DIRECTORS

        Oglebay Norton’s Board of Directors currently has eight members. The Directors are divided into three classes:

•	three Directors are in the class whose term in office expires at the Annual Meeting in 2001;

•	two Directors are in the class whose term in office expires at the Annual Meeting in 2002; and

•	three Directors are in the class whose term in office expires at the Annual Meeting in 2003.

        Currently, each Director serves for three years and until a successor is elected. The biographies of each of the Directors who is standing for election and each Director whose term in office will continue after the Annual Meeting are included below. The Board of Directors of Oglebay Norton recommends a vote for each of Malvin E. Bank, William G. Bares and John D. Weil as Directors of the class whose term in office will expire in 2004.

        If the Ohio Reincorporation Proposal is not approved, the three Directors nominated for election at the 2001 Annual Meeting would hold office for a term expiring in 2004 and the remaining five Directors will continue in office for the remainder of their current terms. If the Ohio Reincorporation Proposal is approved, the terms of all members of the Board of Directors will expire in 2002. If a nominee is unavailable for election, the proxy holders will vote for another nominee proposed by the Board of Directors or, as an alternative, the Board of Directors may reduce the number of Directors to be elected at the meeting. Your proxy cannot be voted for more than three nominees.

Nominees for Terms Expiring in 2004

Name	Age	Principal Occupation, Business Experience and Other Directorships	Director Since
Malvin E. Bank	70	General Counsel, The Cleveland Foundation. Previously, a Partner with Thompson Hine & Flory LLP, for more than five years. Mr. Bank also serves on the Board of Directors of Metropolitan Financial Corp.	1977

William G. Bares	59	Chairman of the Board, President and Chief Executive Officer, since April 1996, President and Chief Executive Officer, from January 1996 to April 1996, and President and Chief Operating Officer, from 1987 to 1995, of The Lubrizol Corporation, Cleveland, Ohio, a supplier of chemical additives for use in lubricants and fuels. Mr. Bares also serves on the Boards of Directors of Applied Industrial Technologies, Inc. and KeyCorp.	1982

John D. Weil	60	President of Clayton Management Co., St. Louis, Missouri, investments, for more than five years. Mr. Weil also serves on the Boards of Directors of PICO Holdings Inc., Todd Shipyards Corporation, Southern Investors Service Co. Inc., Allied Healthcare Products, Inc. and Baldwin & Lyons, Inc.	1992

Directors Whose Terms Expire in 2003

James T. Bartlett	64	Managing Director, Primus Venture Partners, Inc., Cleveland, Ohio, and fund manager for Primus Capital Fund and Primus Capital Funds II, III, IV and V, venture capital limited partnerships, for more than five years. Mr. Bartlett is also a director of Keithley Instruments, Inc. and Lamson & Sessions and a trustee of the Cleveland Museum of Art and Berea College.	1996

Albert C. Bersticker	66	Retired since May 1, 1999, Chairman of the Board, from January 1, 1999 until May 1, 1999, Chairman and Chief Executive Officer, from January 1, 1996 to December 31, 1998, and President and Chief Executive Officer, from May 1991 to December 1995, of Ferro Corporation, producer of specialty coatings, plastics, chemicals and ceramics. Mr. Bersticker also serves on the Boards of Directors of Brush Wellman Corporation, Ferro Corporation and KeyCorp.	1992

William G. Pryor	61	President, since April 1993, of Van Dorn Demag Corporation, manufacturer of plastic injection molding equipment; President and Chief Executive Officer, Van Dorn Corporation (predecessor to Van Dorn Demag Corporation), January 1, 1992 to April 20, 1993.	1997

Directors Whose Terms Expire in 2002

John N. Lauer	62	President, Chief Executive Officer and Director of Oglebay Norton since January 1, 1998 and Chairman of the Board since July, 1998; retired private investor and Ph.D. student, 1994 to December 1997; President and Chief Operating Officer, The B.F. Goodrich Company, a chemical and aerospace company, from 1990 to 1994. Mr. Lauer also serves on the Boards of Directors of Diebold, Incorporated, Menasha Corporation and BorsodChem, Rt.	1998

Madeleine W. Ludlow	46	President and Chief Operating Officer since January 2001 and Senior Vice President and Chief Financial Officer, from July 2000 to January 2001, Cadence Network, Inc., a privately held company; Vice President and Chief Financial Officer, February 1999 to July 2000 of Cinergy Corporation, an electric and gas utility company, President, Energy Commodities Business Unit, April 1998 to February 1999, and Vice President and Chief Financial Officer, April 1997 to April 1998, of Cinergy Corporation. Ms. Ludlow was Vice President of the Public Service Enterprise Group from 1992 to 1997.	2000

Board and Committee Attendance

        The Board met five times during 2000. Each Director attended at least 80% of all of the 2000 meetings of the Board and of those committees on which such Director served.

Structure/Committees of the Board

        The Board of Directors establishes broad corporate policies and oversees the overall performance of Oglebay Norton. However, it is not involved in day-to-day operations. Directors are kept informed of Oglebay Norton’s business through discussions with the President and Chief Executive Officer and other officers, by reviewing quarterly analyses and reports, and by participating in Board and committee meetings.

        On April 28, 1999, the Board designated a non-employee “Lead Director” to act as the director liaison between the Board and Oglebay Norton management. The Board named Mr. Bersticker as initial Lead Director, effective immediately, to serve until his successor is designated or appointed by the Compensation, Organization and Governance Committee. Mr. Bersticker was the Lead Director in 2000 and continues to serve in that role at this time.

        The Board has three committees. Each committee is described below.

        Executive Committee.    The current members of the Executive Committee are Messrs. Weil (Chairman), Bares, Bartlett, Bersticker and Lauer. The Executive Committee may exercise all of the authority of the Board of Directors subject to specific resolutions of the Board and provisions of Delaware law. The Executive Committee meets only if a meeting is called by its Chairman. The Executive Committee did not meet during 2000.

        Audit and Compliance Committee.    The current members of the Audit and Compliance Committee are Mr. Bartlett (Chairman), Ms. Ludlow, and Messrs. Bersticker and Pryor. Effective as of May 23, 2000, the Audit and Compliance Committee adopted a charter. The charter is attached to this document as Exhibit D. The purpose of the Audit and Compliance Committee is to investigate matters, make recommendations and take such actions as may be necessary or appropriate regarding the audit of financial results, good business practices and procedures, legal compliance and other matters concerning the financial health of Oglebay Norton. The Audit and Compliance Committee met three times during 2000.

        Compensation, Organization and Governance Committee.    The Compensation, Organization and Governance Committee is comprised solely of independent Directors, and no member of Oglebay Norton management is a member of the committee. The current members of the Compensation, Organization and Governance Committee are Mr. Bersticker (Chairman), Ms. Ludlow, and Messrs. Bank, Bares, Bartlett, Pryor and Weil. The purpose of the Compensation, Organization and Governance Committee is to investigate and evaluate matters, make recommendations and take such actions as may be necessary or appropriate regarding Oglebay Norton management succession, the performance of the chief executive officer, Board effectiveness and governance, executive compensation and organizational structure.

        The Compensation, Organization and Governance Committee will consider nominees for the Board of Directors submitted by stockholders. Recommendations by stockholders should include the following information:

•	the nominee’s name, age and business and residence addresses;

•	the nominee’s principal occupation and qualifications to serve as a director;

•	a list of companies of which the nominee is an officer or director;

•	a statement on whether the nominee is a United States citizen;

•	the number of shares of Oglebay Norton’s common stock owned by the nominee;

•	the name of the recommending stockholder; and

•	the nominee’s written consent to be nominated.

        Nominations should be mailed to: Chairman, Compensation, Organization and Governance Committee, c/o Rochelle F. Walk, Vice President and Secretary, Oglebay Norton Company, 1100 Superior Avenue, Cleveland, Ohio 44114-2598.

        The Compensation, Organization and Governance Committee met five times in 2000.

Report of Audit and Compliance Committee

        The Audit and Compliance Committee oversees Oglebay Norton’s financial reporting process as well as ethical and legal conduct on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal controls, as well as setting and implementing policy and training with respect to ethical and legal conduct. In fulfilling its oversight responsibilities, the committee reviewed the audited financial statements in the annual report with management including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements and met with management and reviewed management reports with respect to ethical and legal conduct. The members of the committee are independent, as that term is defined under Rule 4200 of the National Association of Securities Dealers’ listing standards.

        The committee reviewed with the independent auditors, who are responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles, their judgments as to the quality, not just the acceptability, of the Company’s accounting principles and such other matters as are required to be discussed with the committee under generally accepted auditing standards as set forth in the Codification of Statements on Auditing Standards. In addition, the committee has discussed with the independent auditors the auditors’ independence from management and the Company including the matters in the written disclosures, and has received the written disclosures and letter from the independent auditors, required by the Independence Standards Board.

        The committee discussed with the Company’s internal and independent auditors the overall scope and plans for their respective audits. The committee meets with the internal and independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of the Company’s internal controls, and the overall quality of the Company’s financial reporting. The committee held three meetings during fiscal 2000.

        Effective as of May 23, 2000, the committee adopted a written charter and the Board of Directors has adopted that charter.

        During fiscal 2000, the independent auditors provided the following services to the Company in return for the following fees:

•	Audit Fees—$333,000

•	Audit Related Fees—$116,000

•	Financial Information System Design and Implementation Fees—none

•	All Other Fees—$150,000

        In reliance on the reviews and discussions referred to above, the committee recommended on                  , 2001 to the Board of Directors (and the Board has approved) that the audited financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2000 for filing with the Securities and Exchange Commission.

AUDIT AND
COMPLIANCE COMMITTEE

James T. Bartlett, Chair
Malvin E. Bank
Albert C. Bersticker
Madeleine W. Ludlow
William G. Pryor

January     , 2001

Compensation of Directors

        Directors who are not employees of Oglebay Norton receive a fee of $12,000 per year, and $900 for each Board and committee meeting attended, except for committee chairs who receive $1,200 for each committee meeting they chair. Non-employee Directors also receive an annual award of 200 shares of Oglebay Norton’s common stock under the Director Stock Plan, except for the Lead Director who receives 500 shares annually. Directors are reimbursed for expenses they incur in attending Board and committee meetings.

        In 1998, the stockholders approved the Oglebay Norton Company Director Fee Deferral Plan, which permits Directors to defer all or part of the cash portion of their compensation into:

•	share units based upon the market price of Oglebay Norton’s common stock at the date on which the cash compensation otherwise would have been paid; or

•	an account as deferred cash which is credited with a market rate of interest.

        Amounts deferred into share units receive a 25% matching credit by Oglebay Norton, but amounts deferred as cash do not receive any matching credit.

Director Agreements

        Oglebay Norton has entered into a standstill agreement with John D. Weil. The agreement limits to 15% the percentage of Oglebay Norton’s common stock which Mr. Weil and his affiliates may own. Mr. Weil is not required to dispose of any shares if his ownership percentage increases due solely to repurchases by Oglebay Norton of its common stock. If Mr. Weil desires to increase his holdings beyond 15%, he must first obtain the consent of a majority of Oglebay Norton’s Board.

        The standstill agreement also limits the rights of Mr. Weil and his affiliates to sell shares of Oglebay Norton’s common stock, and prohibits him from voting shares or participating in a proxy contest against the recommendations of Oglebay Norton’s Board. Pursuant to the standstill agreement, the Board nominated Mr. Weil for election as a Director at the 1992, 1995, 1998 and 2001 Annual Meetings.

BENEFICIAL OWNERSHIP OF OGLEBAY NORTON COMMON STOCK

        The table below shows the number and percent of the outstanding shares of Oglebay Norton’s common stock beneficially owned on January 1, 2001 by each Director of Oglebay Norton, each executive officer named in the Summary Compensation Table included below, and all Directors and executive officers as a group.

Name	Amount and Nature of Beneficial Owner		Percent of Outstanding Shares
John D. Weil	647,495	(2)(3)	13.0%
200 North Broadway, Suite 825
St. Louis, Missouri 63102-2573
John N. Lauer**	436,918	(4)	8.2%
Malvin E. Bank	311,684	(1)(2)	6.3%
3900 Key Center
127 Public Square
Cleveland, Ohio 44114
William G. Bares	6,042	(2)	*
29400 Lakeland Blvd.
Wickliffe, Ohio 44092-2298
James T. Bartlett	29,968	(2)	*
5900 Landerbrook Drive, Suite 200
Cleveland, Ohio 44124
Albert C. Bersticker	6,510	(2)	*
P.O. Box 4575
Jackson, Wyoming 83001
Madeleine W. Ludlow	3,617	(2)	*
105 East 4th Street, Suite 250
Cincinnati, Ohio 45202
William G. Pryor	5,361	(2)	*
11792 Alameda Drive
Strongsville, Ohio 44136-9771
Jeffrey S. Gray**	9,238	(4)(5)	*
David H. Kelsey**	40,113	(4)(5)	*
Stuart H. Theis**	12,006	(4)(5)(6)	*
Danny R. Shepherd**	10,657	(4)(5)	*
Directors, nominees and executive officers as a group, including those listed above (17 persons)	1,587,728	(2)(5)	29.4%

*	Represents less than 1% of the outstanding shares of Oglebay Norton’s common stock on January 1, 2001.
**	The business address of each executive is c/o Oglebay Norton Company, 1100 Superior Avenue, 21st Floor, Cleveland, Ohio 44114-2598.
(1)
Mr. Bank’s shares include 305,647 shares held in various trusts, for which he and Key Trust Company of Ohio, N.A. are co-trustees. As a trustee, Mr. Bank has sole voting and dispositive power as to 205,236 shares and shared voting and dispositive power (with Key Trust) as to 100,411 shares. In addition, Mr. Bank has sole voting and dispositive power as to 5,150 shares held individually or with his spouse.

(2)
Includes share units calculated as of January 1, 2001 which each individual is entitled to pursuant to Oglebay Norton’s Director Fee Deferral Plan: Bank—887; Bares—3,042 shares; Bartlett—3,768 shares; Bersticker—3,710 shares; Ludlow—1,217 shares; Pryor—3,361 shares; and Weil—3,395 shares. Also includes 500 shares to be issued to Mr. Bersticker as Lead Director, and, with respect to each other individual, 200 shares to be issued, at the Annual Meeting pursuant to Oglebay Norton’s Director Stock Plan.

(3)	Mr. Weil has sole voting and investment power as to 1,000 shares and shared voting and dispositive power as to 643,100 shares.
(4)	Includes options which are or within 60 days will become exercisable: Lauer—380,174 shares; Shepherd—6,375 shares; Kelsey—20,750 shares; Theis—6,300 shares; and Gray—6,000 shares.
(5)
Includes the following numbers of shares, rounded to the nearest whole share, beneficially owned as of January 1, 2001 under Oglebay Norton’s Incentive Savings and Stock Ownership Plan by the following executive officers: Shepherd—1,665 shares; Kelsey—1,763 shares; Theis—3,377 shares; Gray—1,024 shares; and executive officers as a group—17,759 shares .

(6)
Includes 1,579 share units attributable to Mr. Theis as of January 1, 2001, under the former Oglebay Norton long-term incentive plan which share units are payable in shares of Oglebay Norton’s common stock upon Mr. Theis’ retirement, death or termination of employment or a change in control of Oglebay Norton (each as defined under the former long-term incentive plan).

        The table below shows information with respect to all persons who, as of January 1, 2001, were known by Oglebay Norton to beneficially own more than five percent of the outstanding shares of Oglebay Norton’s common stock, other than Messrs. Weil, Lauer and Bank whose beneficial ownership of shares of Oglebay Norton’s common stock is shown above.

Name of Owner	Amount and Nature of Beneficial Ownership		Percent of Outstanding Shares
Key Trust Company of Ohio, N.A., as Trustee	1,005,869	(1)	20.26%
127 Public Square
Cleveland, Ohio 44114

A. Alex Porter and Paul Orlin	380,200	(2)	7.66%
100 Park Avenue, Suite 2120
New York, New York 10017

Douglas N. Barr	289,040	(3)	5.82%
3900 Key Center
127 Public Square
Cleveland, Ohio 44114-1216

Robert I. Gale, III	285,260	(4)	5.75%
17301 St. Clair Avenue
Cleveland, Ohio 44110

Dimensional Fund Advisors Inc.	280,856	(5)	5.66%
1299 Ocean Avenue, 11th Floor
Santa Monica, California 90401

(1)
As of February 17, 2000, based upon information contained in a Schedule 13G filed with the Securities and Exchange Commission, Key Trust Company of Ohio, N.A. has sole voting power as to 680,096 shares and shared voting power as to 325,773 shares. Key Trust also has sole dispositive power as to 394,471 shares and shared dispositive power as to 287,834 shares. Based upon information available to Oglebay Norton, Key Trust Company of Ohio, N.A.’s 1,005,869 total shares include 326,563 shares held as trustee for Oglebay Norton’s employee pension plan and 305,647 shares held as co-trustee with Mr. Bank.

(2)
As of June 9, 2000, based upon information contained in a Schedule 13D filed with the Securities and Exchange Commission, Mr. A. Alex Porter and Mr. Paul Orlin are each deemed to beneficially own these 390,200 shares. These shares are owned by Amici Associates and The Collectors’ Fund, New York limited partnerships, and Porter, Felleman Inc., a corporation. Messrs. Porter and Orlin are the general partners or stockholders of these entities. Each of these entities has the sole power to vote and dispose of the respective shares held by them.

(3)
As of May 2, 1997, based upon information contained in a Schedule 13D filed with the Securities and Exchange Commission, Mr. Barr has sole voting and dispositive power as to 400 of these shares. Mr. Barr, as a trustee, has shared voting and dispositive power as to 57,200 of these shares and, together with Mr. Robert I. Gale III, shared voting and dispositive power as to 230,440 of these shares.

(4)
As of May 2, 1997, based upon information contained in a Schedule 13D filed with the Securities and Exchange Commission, Mr. Gale has sole voting and dispositive power as to 54,820 shares, 4,198 shares of which he owns individually and 50,622 shares of which he holds as trustee. Together with Mr. Douglas N. Barr, Mr. Gale shares voting and dispositive power as to 230,440 of these shares.

(5)
As of February 4, 2000, based upon information contained in a Schedule 13G filed with the Securities and Exchange Commission, Dimensional Fund Advisors Inc. has sole voting and dispositive power as to all of the shares it holds. However, Dimensional Fund disclaims beneficial ownership of the shares.

PERFORMANCE GRAPH

        The graph below compares the five year cumulative return from investing $100 on December 31, 1995 in each of Oglebay Norton common stock, the Russell 2000 Value Index, and the Value Line Cement and Aggregates Index. All indices were calculated by Value Line, an independent and third-party in the business of publishing information for investors.

250.00
200.00
150.00
100.00
50.00
OGLEBAY NORTON CO
Russell 2000 Value
Cement & Aggregates

COMPENSATION OF EXECUTIVE OFFICERS

Report of the Compensation, Organization and Governance Committee on Executive Compensation

        Oglebay Norton’s Board of Directors has delegated to its Compensation, Organization and Governance Committee general responsibility for executive compensation matters, including responsibility for executive compensation actions to be taken by a committee of “outside directors,” as defined in the Treasury Regulations promulgated under Section 162(m) of the Internal Revenue Code, and “nonemployee directors,” as defined in Rule 16b-3 promulgated under the Securities Exchange Act of 1934. None of the Compensation, Organization and Compensation Committee members is a former or current officer or employee of Oglebay Norton or any of its subsidiaries.

        On December 17, 1997, Oglebay Norton entered into an Employment Agreement with Mr. John N. Lauer pursuant to which Mr. Lauer became President and Chief Executive Officer of Oglebay Norton effective January 1, 1998. The Compensation, Organization and Governance Committee negotiated the terms of the agreement on behalf of Oglebay Norton. The compensation arrangements in the Employment Agreement tie Mr. Lauer’s compensation directly to the performance of Oglebay Norton over the term of Mr. Lauer’s employment. In particular, his compensation is tied to the price of shares of Oglebay Norton’s common stock. Oglebay Norton will not pay Mr. Lauer a salary during his tenure with Oglebay Norton. Instead, the primary elements of his compensation under the Employment Agreement are:

•	a grant of 25,744 restricted shares of Oglebay Norton’s common stock;

•	a grant of a “performance option” to purchase 380,174 additional shares of Oglebay Norton’s common stock; and

•	an annual bonus of up to $200,000 per year based upon the performance of Oglebay Norton during the year. For the calendar year 1999, the Board determined to increase the annual bonus cap to $250,000.

        The Compensation, Organization and Governance Committee determined that these compensation arrangements are appropriate because the ultimate compensation package provided to Mr. Lauer depends in large part upon the ultimate value achieved by Oglebay Norton under Mr. Lauer’s management. The Compensation, Organization and Compensation Committee believes that the direct, largely stock-based relationship between performance and reward is in the best interests of Oglebay Norton and its stockholders. The terms of Mr. Lauer’s Employment Agreement are discussed more fully below under the heading “Officer Agreements—Employment Agreement with Mr. John N. Lauer.” The remainder of this report describes the compensation of executive officers other than Mr. Lauer.

        The Compensation, Organization and Governance Committee seeks to compensate executive officers based upon their contributions to Oglebay Norton’s success, and specifically to reward officers who make significant contributions to Oglebay Norton’s short-term and long-term profitability. In 2000, the annual compensation packages of executive officers were comprised of an annual salary, an annual bonus and options to acquire common stock.

        Annual Salary.    The annual salaries of executive officers for 2000 were set by the Compensation, Organization and Governance Committee after consideration of Oglebay Norton’s financial performance and prospects, each executive officer’s contribution to Oglebay Norton’s performance in 1999, and the level of salaries paid to executives in comparable positions with companies whose sales and revenues are similar to those of Oglebay Norton.

        Bonuses.    Executive officers were eligible to receive cash bonuses with respect to 2000 under Oglebay Norton’s Annual Incentive Plan (the “Plan”) pursuant to which the Compensation, Organization and Governance Committee established corporate, business unit and individual performance goals for the year. The corporate performance measure for 2000 under the Plan was a combination of EBITDA (earnings before interest, taxes, depreciation and amortization) and operating earnings per share. The amount of the incentive award under the Plan, if any, to each participant is based on the participant’s target award level and achievement of financial measures.

        Target awards are determined with reference to the participant’s base salary and range from 20% to 35% of base salary. Nominal awards in 2000 were capped at 200%. On [January 30, 2001], the Board granted nominal awards ranging from 0% to     %, depending upon whether performance goals were met or exceeded. Based upon the extent to which the relevant goals were met during 2000, actual awards for the year under the Plan ranged from 0% to     % of base salary.

        Compliance with Section 162(m) of the Internal Revenue Code.    Section 162(m) of the Internal Revenue Code generally disallows a tax deduction to a publicly held corporation for compensation over $1 million paid in any year to any individual who is either the Chief Executive Officer or one of the four other most highly compensated executive officers of the corporation. Qualifying “performance-based compensation” will not be subject to the deduction limit if certain requirements are met. At present, the performance option granted to Mr. Lauer is the only compensation element that provides a sufficiently large dollar amount of compensation to bring the Section 162(m) limit into play.

COMPENSATION, ORGANIZATION
AND GOVERNANCE COMMITTEE

Albert C. Bersticker, Chair
Malvin E. Bank
William G. Bares
James T. Bartlett
Madeleine W. Ludlow
William G. Pryor
John D. Weil

January     , 2001

Summary Compensation Table

        The table below shows individual compensation information for Oglebay Norton’s Chief Executive Officer and the four other most highly compensated executive officers whose total annual salary and bonus for the fiscal year ended December 31, 2000 exceeded $100,000.

Name and Principal Position	Year	Annual Compensation				Long-Term Compensation		All Other Compensation ($)(4)
		Salary ($)(1)	Bonus ($)(1)(2)	Other Annual Compensa- tion($)(3)		Restricted Stock Awards($)	Shares Underlying Options(#)
John N. Lauer*	2000			34,638				55,000
President and Chief	1999	—	250,000	—		—	—	—
Executive Officer	1998	—	200,000	—		—	—	1,350

Danny R. Shepherd**	2000	245,000		22,975	(5)		7,500	—
Vice President,	1999	242,897	175,000	25,024	(5)	—	7,000	9,608
Lime and Limestone	1998	115,668	—	9,333		—	8,500	245,240

David H. Kelsey***	2000	220,500		13,890			7,500	9,239
Vice President and	1999	207,308	151,500	15,589		—	7,000	5,323
Chief Financial Officer	1998	170,512	140,000	127,860		—	28,000	1,626

Stuart H. Theis	2000	183,750		21,425			4,000	22,085
Vice President,	1999	172,756	126,000	19,776		—	5,500	27,485
Marine Services	1998	167,500	123,000	16,760		—	4,300	47,410

Jeffrey S. Gray****	2000	168,000		2,137			5,500	4,466
Vice President,	1999	148,971	100,500	7,025		—	4,500	72,710
Industrial Sands	1998	135,333	84,000	—		—	—	—

*
Mr. Lauer has served as President and Chief Executive Officer since January 1, 1998 and Chairman of the Board since July 29, 1998. Mr. Lauer’s Employment Agreement is summarized below under the heading “Officer Agreements—Employment Agreement with Mr. John N. Lauer.”

**	Mr. Shepherd joined Oglebay Norton on May 22, 1998 and has served as Vice President, Lime and Limestone since October 28, 1998.
***	Mr. Kelsey has served as Vice President and Chief Financial Officer since February 23, 1998.
****	Mr. Gray joined Oglebay Norton on March 17, 1997 as Vice President, Corporate Development and General Counsel. He was promoted to the position of Vice President, Industrial Sands on August 4, 1999.
(1)	Includes amounts deferred in 2000 by the named executives under the Oglebay Norton Capital Accumulation Plan: Lauer—$230,463; Shepherd—$218,036; Kelsey—36,051; Theis—$17,426; and Gray —$24,867.
(2)
The Performance Management Plan bonus deferral feature of Oglebay Norton’s former long-term incentive plan was discontinued effective for bonus payments earned in 1998. Bonus amounts for 2000 include amounts deferred under the Oglebay Norton Capital Accumulation Plan and Stock Purchase and Savings Plan.

(3)
Represents non-cash moving expense benefits and “gross-up” for taxes in respect of payments by Oglebay Norton to the named executives for moving expenses and life insurance premiums. Also includes non-cash compensation for imputed income on personal use of company owned vehicles, company provided life insurance, and the amount of vested accruals in certain non-qualified plans.

(4)
Includes contributions by Oglebay Norton during 2000, 1999 and 1998 for the named executives under Oglebay Norton’s Incentive Savings and Stock Ownership Plan (Shepherd—$7,500, $7,246 and $7,616; Kelsey—$5,250, $5,068 and $1,191; Theis—$5,249, $5,146 and $4,195; and Gray—$4,468, $4,294 and $3,400). Also includes payments by Oglebay Norton for life insurance premiums for 2000, 1999 and 1998 (Lauer—$55,000, $0 and $0; Kelsey—$9,239, $0 and $0; Theis—$22,085, $22,085 and $23,435; Gray—$4,466, $2,977 and $0).

(5)	Includes $13,475 paid to Mr. Shepherd in each of 1999 and 2000 in lieu of his participation in the Oglebay Norton defined benefit plan.

Stock Option Grants in 2000

        Options granted to executive officers expire on the tenth anniversary of the grant dates. Option exercise prices were in all cases equal to the fair market value of a share of Oglebay Norton’s common stock on the grant date. The options have no value unless Oglebay Norton’s stock price appreciates and the recipient satisfies the applicable vesting requirements.

        The table below shows the stock options granted during 2000 to the executive officers listed in the Summary Compensation Table shown above, and the potential realizable value of those grants (on a pre-tax basis) determined in accordance with Securities and Exchange Commission rules. The information in this table shows how much the named executive officers may eventually realize in future dollars under two hypothetical situations: if the stock gains 5% or 10% in value per year, compounded over the ten-year life of the options. These are assumed rates of appreciation and are not intended to forecast future appreciation of Oglebay Norton’s common stock. Also included in this table is the increase in value to all common stockholders of Oglebay Norton using the same assumed rates of appreciation.

        For perspective, in ten years, one share of Oglebay Norton’s common stock valued at $24.875 on October 25, 2000 (the grant date) would be worth $40.52, assuming the hypothetical 5% compounded growth rate, or $64.52, assuming the hypothetical 10% compounded growth rate.

Option Grants in Last Fiscal Year

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(1)
Name	Number of Shares Underlying Options Granted (#)(2)	% of Total Options Granted to Employees In 2000(3)	Exercise Price ($/sh.)	Expiration Date	5%($)	10%($)
J.N. Lauer	—	—	—	—	—	—
D.R. Shepherd	7,500	10%	24.875	10/25/2010	303,891	483,895
D.H. Kelsey	7,500	10%	24.875	10/25/2010	303,891	483,895
S.H. Theis	4,000	5%	24.875	10/25/2010	162,875	258,077
J.S. Gray	5,500	7%	24.875	10/25/2010	222,853	354,856
Increase in value to all common stockholders(4)					$201.1 million	$320.3 million

(1)	Calculated over a ten year period representing the life of the options.
(2)
The options vest 25% each year commencing on the first anniversary of the grant date. The options also vest if the employee retires and is otherwise entitled to a normal, early or shutdown pension under Oglebay Norton’s Pension Plan. In that event, the retired employee may exercise the options within two years from the date of retirement, but not beyond the option expiration date.

(3)	Percentage based on the total number of options granted (76,950) to employees under and outside of the 1999 LTIP.
(4)
Calculated using a price of $24.875 per share of Oglebay Norton’s common stock, the closing price on October 25, 2000, and the total number of shares of Oglebay Norton’s common stock outstanding on December 31, 2000 (4,963,821 shares).

RETIREMENT PLANS

Pension Plan
Excess and TRA Supplemental Benefit Retirement Plan
Supplemental Retirement Benefit Plan of John N. Lauer

        The table below shows the annual pension payable under the Oglebay Norton Company Pension Plan (the “Pension Plan”) and the Oglebay Norton Company Excess and TRA Supplemental Benefit Retirement Plan (the “Excess Benefit Retirement Plan”) at normal retirement age:

	Estimated Annual Benefit (Assuming Retirement on January 1, 2000)
Final Annual Average Compensation	Years of Service
	15 Years	20 Years	25 Years	30 Years	35 Years
$ 75,000	$ 16,875	$ 22,500	$ 28,125	$ 33,750	$ 39,375
100,000	22,500	30,000	37,500	45,000	52,500
150,000	33,750	45,000	56,250	67,500	78,750
200,000	45,000	60,000	75,000	90,000	105,000
250,000	56,250	75,000	93,750	112,500	131,250
300,000	67,500	90,000	112,500	135,000	157,500
350,000	78,750	105,000	131,250	157,500	183,750
400,000	90,000	120,000	150,000	180,000	210,000
450,000	101,250	135,000	168,750	202,500	236,250
500,000	112,500	150,000	187,500	225,000	262,500
550,000	123,750	165,000	206,250	247,500	288,750
600,000	135,000	180,000	225,000	270,000	315,000
650,000	146,250	195,000	243,750	292,500	341,250
700,000	157,500	210,000	262,500	315,000	367,500
750,000	168,750	225,000	281,250	337,500	393,750

        Benefits under the Pension Plan and the Excess Benefit Retirement Plan for eligible salaried employees are based on average annual compensation for the highest five years during the last 10 years of employment prior to retirement. Covered compensation is equal to total base pay and certain incentive compensation (including amounts deferred under the former long-term incentive plan), which is substantially the same as shown in the salary and bonus columns of the Summary Compensation Table shown above. The annual benefit is calculated by multiplying the participant’s average compensation by a factor of 1.5% and the participant’s years of covered service (but not below a minimum benefit unrelated to compensation). Benefits, which are paid in a straight life annuity form, are not subject to reduction for Social Security or other offset. Certain surviving spouse benefits are also available under the plans, as well as early retirement and facility shutdown benefits. The benefits table shown above has been prepared without regard to benefit limitations imposed by the Internal Revenue Code. The years of benefit service credited for executive officers named in the Summary Compensation Table are: Mr. Lauer—3.0 years; Mr. Kelsey—2.8 years; Mr. Theis—8.0 years; and Mr. Gray—3.8 years. Mr. Shepherd was not eligible to participate in the Pension Plan or the Excess Benefit Retirement Plan in 2000, however, he will be eligible to participate in the future.

        The Internal Revenue Code limits the benefits provided under the Pension Plan. The Excess Benefit Retirement Plan provides for the payment, out of Oglebay Norton’s general funds, of the amount that an eligible participant would have received under the Pension Plan but for the Internal Revenue Code limits. The above table, which does not reflect those limits, shows the total annual pension benefits payable under both the Pension Plan and the Excess Benefit Retirement Plan.

        Oglebay Norton has agreed to provide Mr. Lauer a supplemental retirement benefit plan providing him retirement benefits that, when added to any benefits payable to him under the Pension Plan, will equal the benefits he would have been entitled to under the Pension Plan if:

•	in addition to any bonuses received by him, his covered compensation included, throughout the period of his employment, salary of $350,000 per year; and

•	there were no limits on the amount of covered compensation that could be taken into account in determining the benefit payable to him under the Pension Plan.

        If Mr. Lauer remains employed by Oglebay Norton through January 2, 2003 and receives maximum annual bonuses (i.e., $250,000), the aggregate retirement benefit payable to him under the Pension Plan and the supplemental plan will be the equivalent of an annual lifetime benefit of $44,250 per year.

Supplemental Savings and Stock Ownership Plan

        As with the Pension Plan, the Internal Revenue Code limits the amount that Oglebay Norton can contribute for an employee under its Incentive Savings and Stock Ownership Plan (the “Savings Plan”). Under the Savings Plan, participants may elect to contribute a portion of their compensation and receive matching contributions from Oglebay Norton, subject to a vesting schedule. The Supplemental Savings and Stock Ownership Plan (the “Supplemental Plan”) provides for the payment, out of Oglebay Norton’s general funds, of the amount by which certain participants’ benefits under the Savings Plan would exceed the limitations applicable to that plan. The terms of the Supplemental Plan provide a benefit equal to that which the participants would have received under the Savings Plan but for the Internal Revenue Code limits.

        Benefits under the Supplemental Plan are payable in cash only. In addition, the benefits are payable at such time and in such manner as the Compensation, Organization and Governance Committee of the Board of Directors may select from those available under the Savings Plan. The terms of the Supplemental Plan also prohibit a participant from competing with Oglebay Norton for 10 years and from wrongfully disclosing any of its trade secrets. Oglebay Norton made contributions under the Supplemental Plan during 2000 to the accounts of the following named executives: Mr. Shepherd—$5,407.92; Mr. Kelsey—$3,177.91; Mr. Theis—$2,482.94; and Mr. Gray—$768.56.

Capital Accumulation Plan

        Effective January 1, 2000, Oglebay Norton adopted its Capital Accumulation Plan. Under the Capital Accumulation Plan, certain management and highly compensated employees, who are limited in the amounts of salary and bonus they can defer pursuant to plans qualified pursuant to ERISA, may elect to defer receipt of salary, bonus, and/or long term incentive compensation. Participants are permitted to defer between 10% and 50% of their salary and up to 100% of their bonus. The Capital Accumulation Plan, which is not a qualified plan, provides for the payment, out of Oglebay Norton’s general funds, of the amount deferred, together with an amount of investment earnings, gains and/or losses, and expenses determined with reference to the performance of certain “deemed” investment options, as directed by the participant. The Capital Accumulation Plan also provides an amount equivalent to any benefit not provided to the participant under the Savings Plan by reason of the deferral of compensation under the Capital Accumulation Plan, although no duplication of benefits provided under any other Oglebay Norton arrangement is permitted. Benefits under the Capital Accumulation Plan are fully vested. In 2000, Oglebay Norton contributed the following amounts for the named executives: Lauer—$10,000; Shepherd—$8,906; Kelsey—$9,914; Theis—$8,545; and Gray—$6,251. Benefits are distributed in cash following retirement, death, or other termination of service. Interim distributions prior to termination of service are also permitted, based on participant elections made sufficiently in advance and in the case of certain hardship situations. Following a “change in control,” participants will also have a limited period during which to elect immediate distribution of their deferred compensation accounts, subject, however to a partial forfeiture provision.

OFFICER AGREEMENTS

Employment Agreement with Mr. John N. Lauer

        On December 17, 1997, Oglebay Norton entered into an Employment Agreement with Mr. Lauer which provides for his employment as Chairman, President and Chief Executive Officer of Oglebay Norton through January 2, 2003. The compensation arrangements of Mr. Lauer in the Employment Agreement are tied directly to the performance of Oglebay Norton over the employment term. In particular, his compensation is tied to the price of shares of Oglebay Norton’s common stock. Oglebay Norton will not pay Mr. Lauer a salary during his tenure with Oglebay Norton. Instead, the primary elements of his compensation under the Employment Agreement are:

•	a grant of 25,744 restricted shares of Oglebay Norton’s common stock;

•	a grant of a “performance option” to purchase 380,174 additional shares of Oglebay Norton’s common stock; and

•
an annual bonus of up to $200,000 per year based upon the performance of Oglebay Norton during the year. For the calendar years 1999 and 2000, the Board determined to increase the annual bonus cap to $250,000.

        Restricted Stock.    On January 19, 1998, Oglebay Norton granted to Mr. Lauer 25,744 shares of Oglebay Norton’s common stock (the “Restricted Shares”). This grant was contingent upon Mr. Lauer’s personal investment of at least $1,000,000 in shares of Oglebay Norton’s common stock. As provided in the Employment Agreement, the number of Restricted Shares granted equals the number of shares acquired by Mr. Lauer for his $1,000,000 investment. Of the 25,744 Restricted Shares granted, 20% (5,148 shares) were fully vested and nonforfeitable on the grant date and another 20% (5,149) of the total number of restricted shares vested and became nonforfeitable on January 1 of each of 1999, 2000 and 2001. Another 20% of the total number of Restricted Shares vest and become nonforfeitable on January 1 of 2003, assuming Mr. Lauer remains in the employ of Oglebay Norton on such date. If Mr. Lauer reduces his personal investment by disposing of any of the shares he acquired for his $1,000,000 investment at any time before January 1, 2003, any Restricted Shares that have not become fully vested and nonforfeitable will be forfeited at the time of the reduction in Mr. Lauer’s personal investment.

        Performance Option.    As provided by the Employment Agreement, Mr. Lauer was granted, on December 17, 1997, an option to acquire up to 380,174 shares of Oglebay Norton’s common stock at an exercise price of $38.00 per share (the “Performance Option”). The 380,174 shares subject to the Performance Option equals 8% of the entire number of shares outstanding on both the grant date and January 1, 1998. The $38.00 per share exercise price is $6.00 above the per share closing price as reported on the NASDAQ National Market on December 16, 1997 (the last closing price available at the time the Employment Agreement was executed). The stockholders of Oglebay Norton approved the Performance Option at the 1998 Annual Meeting.

        In the normal course, the Performance Option became exercisable on January 1, 2001, the date after which Mr. Lauer had been employed by Oglebay Norton for three full years. If Mr. Lauer remains in the employ of Oglebay Norton throughout the term contemplated by the Employment Agreement (i.e., through January 2, 2003), the Performance Option, to the extent not previously exercised by him, will remain exercisable through June 30, 2005. Any part of the Performance Option not earlier exercised or terminated will terminate at the close of business on June 30, 2005.

Officer Agreements Effective Upon Change in Control of Oglebay Norton

        Oglebay Norton has entered into separate agreements (collectively, the “Officer Agreements”) with the executive officers listed in the Summary Compensation Table shown above. The Officer Agreements are designed to retain these individuals and provide for continuity of management in the event of any actual or threatened change in control (as defined in the Officer Agreements) of Oglebay Norton. None of the Officer Agreements will become effective unless there is a change in control of Oglebay Norton.

        There are two triggers which apply to the Officer Agreements. The first trigger requires that a change in control occur. After a change in control, the officer is entitled to continued employment at a compensation rate equal to the greatest of that in effect immediately before the change in control, two years before the change in control, or such greater rate determined by Oglebay Norton, plus continued participation in specified benefit plans as an executive officer (“Contract Compensation”). The second trigger is tripped if, after a change in control, the officer is terminated without “cause,” or the officer terminates his employment for “good reason.” If the second trigger occurs, then the officer is entitled to receive Contract Compensation instead of employment, but only for the longer of the time remaining in the original 30 month contract term (after the change in control), or six months.

        After employment termination, the officer must attempt to mitigate damages by seeking comparable employment elsewhere. If the officer is successful, Contract Compensation is reduced, dollar-for-dollar, for compensation and benefits received from the subsequent employer. In addition, for as long as Contract Compensation is received, the officer agrees not to disclose any of Oglebay Norton’s trade secrets. If and to the extent payments made to the officer, including Mr. Lauer, on account of a change in control are treated as excess parachute payments under the Internal Revenue Code, the Officer Agreement provides for an additional payment to make the officer whole with respect to additional excise tax payments.

“Pour-Over” and Irrevocable Trusts

        Oglebay Norton has made commitments under various plans and agreements for supplemental pension benefits, deferred and executive compensation arrangements, and obligations arising in the event of a change in control, which it has not been required to fund on a current basis. In order to provide assurances that those commitments will be honored, Oglebay Norton has established three trusts with an independent trustee to provide additional security for these commitments in the event of a “change in control.”

        Irrevocable Trust Agreement I (“Trust I”) provides additional assurances for benefits due certain employees who have retired from Oglebay Norton under a 1974 supplemental retirement plan. Irrevocable Trust Agreement II (“Trust II”) provides additional assurances for benefits and payments due under the Excess Benefit Retirement Plan, the Supplemental Plan, the Officer Agreements, the 1991 Executive Life Program, certain deferred compensation agreements and the 1996 Executive Life Plan pursuant to which Oglebay Norton pays life insurance premiums on behalf of its executive officers.

        The Oglebay Norton Company Pour-Over Trust provides that in the event of a threatened “change in control,” Oglebay Norton will deposit in the pour-over trust, on an irrevocable basis, 125% of the aggregate unfunded obligations of the commitments subject to Trust I and Trust II. The pour-over trust becomes revocable if, after the threat, no “change in control” occurs. If a “change in control” does occur, the pour-over trust remains irrevocable, and the assets in the pour-over trust are transferred to Trusts I and II. Although Oglebay Norton has contributed certain company-owned life insurance policies to Trust I, it has not contributed any other significant assets to the three trusts. However, Oglebay Norton retains the right to make additional discretionary contributions into the trusts at any time. Assets held in the trusts are subject at all times to the claims of Oglebay Norton’s general creditors. If funds in the trusts are insufficient to pay amounts due under a plan or agreement, Oglebay Norton remains obligated to pay those amounts. No employee has any right to assets in the trusts until, and to the extent, benefits are paid from the trusts.

Long-Term Incentive Plans

        1999 LTIP.    Oglebay Norton established the Oglebay Norton Company 1999 Long-Term Incentive Plan (the “1999 LTIP”) on October 3, 1998, which was approved by the stockholders of Oglebay Norton at the 2000 Annual Meeting. The Compensation, Organization and Governance Committee administers the 1999 LTIP and selects officers and other key employees to participate in the plan. Under the 1999 LTIP, participants are eligible to be granted two types of awards, consisting of stock options and cash incentive payment awards. Under a stock option award, a participant has a right to purchase a specified number of shares, during a specified period, and at a specified exercise price, all as determined by the Compensation, Organization and Governance Committee. Cash incentive payment awards are payable in cash and contingent upon the achievement of performance goals established by the Compensation, Organization and Governance Committee. These awards are determined based on Oglebay Norton’s performance in relation to targeted cumulative earnings before interest, taxes, depreciation and amortization (“EBITDA”) and earnings per share (“EPS”) performance measures for the four-year period from 1999 through 2002. The EBITDA performance measure begins to generate a payment when EBITDA growth exceeds 5% annually, and the EPS performance measure begins to generate a payout when 80% of targeted cumulative EPS is achieved for the four-year period. Together, these measures generate a “pool” from which distributions would be paid to the named executive officers. Payouts are determined from a table created in 1998 reflecting the then competitive long-term incentive compensation at each individual’s base salary level. There is no maximum amount that may be paid under the 1999 LTIP. If the target EBITDA and EPS amounts are met, the total cash payout made by Oglebay Norton to all participants would be $3,976,000, of which $2,134,000 in cash would be paid to the named executive officers (including the CEO) and $1,842,000 to the other participants in the 1999 LTIP. Payment is made at the conclusion of the period if the performance goals are met. In certain circumstances an interim payment may be made, including in the event of a “change in control.” The Compensation, Organization and Governance Committee may also permit deferral of payments.

        Former LTIP.    Oglebay Norton established a long-term incentive plan on December 18, 1995 (the “former LTIP”), which was approved by the stockholders of Oglebay Norton at the 1996 Annual Meeting. The Compensation, Organization and Governance Committee administers the former LTIP and selects those officers and other key employees to participate in the plan. Under the former LTIP, participants are eligible to be granted awards, as determined by the Compensation, Organization and Governance Committee and, up to 1998, were eligible to defer a portion of their annual incentive awards. Each executive officer listed in the Summary Compensation Table shown above, except for Mr. Lauer, holds options granted under the former LTIP. In addition, Mr. Theis holds share units granted under the former LTIP that are payable in shares of Oglebay Norton common stock upon Mr. Theis’ retirement, death or termination of employment or a “change in control.” During 2000, no compensation or stock-based awards were made to named executives or participants in the 1999 LTIP under the former LTIP.

        The former LTIP provides for awards by the Compensation, Organization and Governance Committee including a grant of options, stock appreciation rights, restricted stock and performance awards. The Compensation, Organization and Governance Committee has the discretion to set performance objectives as it deems appropriate respecting any performance awards or restricted stock grants. The performance objectives may vary from participant to participant and between groups of participants and will be based upon such company, business unit and/or individual performance factors and criteria as the Compensation, Organization and Governance Committee may deem appropriate. The Compensation, Organization and Governance Committee may in its discretion, at the time of grant of any award under the former LTIP, provide that the terms of the grant or date on which an award vests or becomes exercisable may be modified in the event of a “change in control.”

DESCRIPTION OF THE OHIO COMPANY’S CAPITAL STOCK

        The merger agreement provides that, upon completion of the merger, the internal affairs of the Ohio company will be governed by its amended and restated articles of incorporation and regulations, copies of which are attached as Exhibits B and C to this proxy statement/prospectus. The amended and restated articles of incorporation and the regulations of the Ohio company are similar to the current certificate of incorporation and by-laws of Oglebay Norton, except:

•	the Board of Directors would be declassified so that each Director would stand for re-election on an annual basis

•	the number of authorized common shares would be increased from 10,000,000 to 30,000,000

•	the existing series of preferred stock, none of which are outstanding, would be eliminated and 5,000,000 shares of “blank check” preferred stock would be authorized

•	other amendments necessary to comply with Ohio law and other minor stylistic changes would be made

For information on the limitations placed on the blank check preferred stock, see the discussion below under the heading “—Preferred Shares.”

Number of Authorized Shares

        At the effective time of the merger, the authorized capital stock of the Ohio company will consist of 30,000,000 common shares, and 5,000,000 “blank check” preferred shares. The term “blank check” preferred shares refers to share for which the designations, preferences, conversion rights, participation and other rights, including voting rights (subject to some limitations established by law and other limitations in the Ohio company’s organizational documents), qualifications, limitations, and restrictions, may be determined by the board of directors.

Terms of Common Shares

        The holders of common shares of the Ohio company will be entitled to receive dividends as may be declared from time to time by the board of the Ohio company out of funds legally available for those dividends. The holders of the Ohio company common shares will be entitled to one vote per share on all matters submitted to a vote of shareholders. Holders of the Ohio company common shares will be entitled to receive, upon any liquidation of the Ohio company, all remaining assets available for distribution to shareholders after satisfaction of the Ohio company’s liabilities and the preferential rights of any preferred shares that may then be issued and outstanding. The outstanding common shares of the Ohio company to be issued in the merger will be fully paid and nonassessable. The holders of the Ohio company common shares will have no preemptive, conversion or redemption rights. The transfer agent and registrar for the common shares of the Ohio company will be National City Bank, Corporate Trust Operations, Cleveland, Ohio, 44135-1385.

Preferred Shares

        The articles of incorporation of the Ohio company provide that the Board of Directors may issue preferred shares from time to time in one or more series, and the Board of Directors, without further shareholder approval, has the authority to fix by resolution or resolutions the number of shares, designations, powers, preferences, participation, rights, qualifications, limitations and restrictions of the shares of each series of preferred stock, including without limitation the dividend rights and terms, conversion rights, voting rights, liquidation preference, sinking funds and any other rights, preferences, privileges and restrictions. However, the articles of incorporation also provide that (i) the aggregate number of shares of common stock into which all shares of preferred stock may at any time be converted may not exceed 5,000,000 subject to appropriate adjustment in the event of any stock dividend, stock split-up, or other change in the Ohio company’s common shares, and (ii) the price at which preferred shares of any series may at any time be convertible into shares of common shares will be not less than the fair market value, as determined by the Directors, of the Ohio company’s common shares on the date on which the conversion rights of the preferred shares of such series are fixed by resolution or resolutions adopted by the Board of Directors, subject to appropriate adjustment in the event of any stock dividend, stock split-up, or other change in the Ohio company’s common shares.

        The purpose of authorizing the Board of Directors to determine these rights and preferences is to eliminate delays associated with a shareholder vote on specific issuances. The issuance of preferred shares, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of holders of the Ohio company common shares and make it more difficult for a third party to gain control of the Company. There are no outstanding preferred shares of the Ohio company and it has no designated series of preferred shares. Additionally, the Board of Directors has no current intention to use the blank check preferred stock to implement a poison pill for the Ohio company.

COMPARISON OF RIGHTS OF OGLEBAY NORTON
COMMON STOCK AND THE OHIO COMPANY COMMON SHARES

        As a result of the merger, stockholders of Oglebay Norton will receive common shares of the Ohio company, in exchange for their shares of common stock of Oglebay Norton. The following is a summary of some of the significant differences between the rights of stockholders under Delaware law and Ohio law. The differences arise in large part from the differences between the Delaware General Corporation Law and the Ohio General Corporation Law. Although it is impractical to compare all of the aspects in which Delaware law and Ohio law differ with respect to the rights of stockholders, the following discussion summarizes significant differences between the laws of the two states.

        The identification of specific differences is not meant to indicate that other differences do not exist. Consequently, we urge you to read Oglebay Norton’s certificate and by-laws and the Ohio company’s amended and restated articles and regulations.

        A copy of Oglebay Norton’s certificate is included as an exhibit to a Current Report on Form 8-K filed by Oglebay Norton with the Commission on March 19, 1999, and a copy of Oglebay Norton by-laws is included as an exhibit to the Current Report on Form 8-K filed by Oglebay Norton with the Commission on March 19, 1999, as amended by an exhibit to the Annual Report on Form 10-K filed by Oglebay Norton with the Commission on March 22, 1999. Copies of the Ohio company’s articles and regulations are included as annexes to this document.

Business Combinations

        Generally, under Ohio law, the approval by the affirmative vote of holders of two-thirds of the voting power of a corporation entitled to vote on the matter is required for mergers, consolidations, majority share acquisitions, combinations involving the issuance of shares with one-sixth or more of the voting power of the corporation, and any transfers of all or substantially all of the assets of a corporation unless the articles of incorporation of the corporation specify a different proportion (which cannot be less than a majority).

        Except under certain circumstances, the Ohio company’s articles require the affirmative vote of holders of two-thirds of the voting power of the corporation to approve certain mergers or the disposition by the corporation of all or substantially all of its assets.

        Under Delaware law, the approval by the affirmative vote of holders of a majority of the voting power of a corporation entitled to vote is required for mergers, consolidations and transfers of all or substantially all of the assets of the corporation.

        Except under certain circumstances, Oglebay Norton certificate requires the affirmative vote of holders of two-thirds of the voting power of the corporation to approve certain mergers or the disposition by the corporation of all or substantially all of its assets.

Appraisal Rights

        Under Ohio law, dissenting shareholders are entitled to appraisal rights in connection with the transfer of all or substantially all of the assets of a corporation and in connection with certain amendments to a corporation’s articles of incorporation. Shareholders of an Ohio corporation are also entitled to appraisal rights if the corporation is merged or consolidated into a surviving or new entity or, if the corporation is merged with another Ohio corporation, the shareholders of the surviving corporation will have appraisal rights if in connection with the merger the surviving corporation issues shares having one-sixth or more of its voting power to shareholders of the corporation which is being merged into it.

        Under Delaware law, generally, stockholders of a Delaware corporation are entitled to appraisal rights in the event of a merger into or consolidation with another corporation or entity. However, appraisal rights are not available to holders of (1) shares listed on a national securities exchange, designated as a national market system security on the Nasdaq National Market or held of record by more than 2,000 stockholders or (2) shares of a surviving corporation of a merger if the merger did not require the approval of the stockholders of such corporation, unless, in either case, the holders of such stock are required pursuant to the terms of the merger to accept anything other than (a) shares of stock of the surviving corporation, (b) shares of stock of another corporation which are also listed on a national securities exchange, designated as national market securities on the Nasdaq National Market or held of record by more than 2,000 holders, or (c) cash in lieu of fractional shares of such stock. A Delaware corporation may provide in its certificate of incorporation that appraisal rights are available as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation, or the sale of all or substantially all of the corporation’s assets.

        Oglebay Norton’s stockholders will not have any appraisal rights in connection with the merger because they are receiving stock of the Ohio company, which will be listed on the Nasdaq National Market.

Interested Shareholder Rules

        Transactions Involving Interested Shareholders.    Section 1704.02 of Ohio law prohibits interested shareholders from engaging in any Chapter 1704 transaction (as defined below) for a period of three years from the date on which a shareholder first becomes an interested shareholder (as defined below) unless the directors of the corporation approved the transaction prior to the shareholder becoming an interested shareholder or approved the transaction pursuant to which the shareholder became an interested shareholder. A “Chapter 1704 transaction” is defined in Ohio law to include a variety of transactions such as mergers, consolidations, combinations or majority share acquisitions between an Ohio corporation and an “interested shareholder” or an affiliate of an interested shareholder. Under Ohio law, an interested shareholder is defined generally as any person who, directly or indirectly, beneficially owns 10% or more of the outstanding voting stock of the corporation. After the three-year period, a Chapter 1704 transaction is prohibited unless certain fair price provisions are complied with, the directors of the corporation approved the purchase of shares which made the shareholder an interested shareholder, or the shareholders of the corporation approve the transaction by the affirmative vote of two-thirds of the voting power of the corporation or such other percentage set forth in the articles of incorporation of the corporation provided that a majority of the disinterested shareholders approve the transaction.

        The Ohio company will elect to opt out of the Ohio interested shareholder provisions. Instead, the Ohio company will retain the interested shareholder provisions currently included in Oglebay Norton’s organizational documents. The provisions in the Ohio company’s articles relating to business combinations with interested shareholders are similar, in all material respects, to the interested stockholder provisions in Oglebay Norton’s certificate described below under the heading “Business Combinations with Interested Stockholders.”

        Business Combinations with Interested Stockholders.    Under Delaware law, a corporation is prohibited from engaging in any business combination (as defined below) with an interested stockholder (as defined below) for a period of three years from the date on which the stockholder first becomes an interested stockholder unless (1) the directors approved such transaction prior to the stockholder becoming an interested stockholder or approved the purchase pursuant to which the stockholder became an interested stockholder or (2) upon the consummation of the transaction pursuant to which the stockholder became an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation. Delaware law defines the term “business combination” to include transactions such as mergers, consolidations or transfers of 10% or more of the assets of the corporation and defines the term “interested stockholder” generally as any person who, directly or indirectly, beneficially owns 15% or more of the outstanding voting stock of the corporation or was the owner of 15% or more of the outstanding voting stock of the corporation at any time during the three-year period immediately prior to the date in question. A corporation may elect not to be governed by the business combination statute in its certificate of incorporation or by-laws.

        Oglebay Norton’s certificate defines “interested stockholder” as any person or entity that, together with its affiliates and associates, is at the time of or has been within the two-year period immediately prior to, the consummation of a business combination, the beneficial owner of shares having at least 25% of the aggregate voting power of all of the outstanding stock of the corporation entitled to vote in elections of directors. Oglebay Norton’s certificate contains provisions relating to business combinations with interested stockholders. Pursuant to those provisions, unless the fair price requirement and other conditions including the continuing director requirements set forth in Oglebay Norton’s certificate have been met, the affirmative vote of holders of not less than 75% of all outstanding shares entitled to vote in election of directors, voting together as a single class, is necessary to authorize or approve a business combination with an interested stockholder. An interested stockholder is defined generally in Oglebay Norton’s certificate as any person or entity that, together with its affiliates and associates, is at the time or has been within the two-year period immediately prior to, the consummation of a business combination, the beneficial owner of shares having at least 25% of the aggregate voting power of all of the outstanding stock of the corporation entitled to vote in elections of directors. A business combination is defined in the certificate as (1) a merger or consolidation of the corporation or any of its subsidiaries with an interested stockholder, (2) any sale, lease, pledge, or other disposition, in one transaction or in a series of transactions, from the corporation or any of its subsidiaries to an interested stockholder or from an interested stockholder to the corporation or any of its subsidiaries of assets having an aggregate fair market value equal to or exceeding 20% of the fair market value of the consolidated assets of the corporation and its subsidiaries, (3) the issuance, sale or other transfer, in one transaction or in a series of transactions, by the corporation or any of its subsidiaries to an interested stockholder or by an interested stockholder to the corporation or any of its subsidiaries, of securities for cash or other consideration having an aggregate fair market value equal to or exceeding 20% of the fair market value of the consolidated assets of the corporation and its subsidiaries, (4) the liquidation or dissolution of the corporation as proposed by an interested stockholder, (5) any reclassification of securities, recapitalization of the corporation, or other transaction that has the effect of increasing the proportionate share of any class or series of outstanding securities of the corporation or any of its subsidiaries that is beneficially owned by any interested stockholder or of otherwise diluting the position of any stockholder of the corporation in comparison with the position of an interested stockholder, or (6) any other transaction or series of transactions that is similar in purpose or effect.

        Control Share Acquisitions.    Section 1701.831 of Ohio law generally prohibits transactions pursuant to which a person obtains one-fifth or more but less than one-third of all the voting power of a public corporation, one-third or more but less than a majority of all of the voting power of a public corporation, or a majority or more of all the voting power of a public corporation (a “control share acquisition”), unless the corporation’s shareholders approve the transaction at a special meeting, at which a quorum is present, by both the affirmative vote of a majority of the voting power of the corporation and by the affirmative vote of a majority of the voting power of the corporation, excluding the voting power of the interested shares. A corporation can provide in its articles of incorporation or regulations that Section 1701.831 does not apply to control share acquisitions of its shares.

        The Ohio company will elect to opt out of the Ohio control share acquisition provisions.

Amendments to Certificate and Articles of Incorporation

        Under Ohio law, an amendment to the articles of incorporation requires the affirmative vote of two-thirds of the voting power of a corporation unless a greater or lesser percentage (which cannot be less than a majority) is specified in the corporation’s articles of incorporation.

        The Ohio company’s articles provide that the articles may be amended by the affirmative vote of a majority of the voting power of the corporation, except that the affirmative vote of at least two-thirds of the voting power of the company is required to amend, alter, change or repeal any provision inconsistent with ARTICLE EIGHTH (relating to mergers, consolidations, acquisitions and asset sales) and the affirmative vote of holders of 75% of the outstanding stock of the corporation entitled to vote in elections of directors, voting together as a single class, is required to amend, repeal or adopt any provision inconsistent with ARTICLE NINTH (relating to business combinations with interested shareholders).

        Under Delaware law, to amend a corporation’s certificate of incorporation, first the directors of the corporation must adopt a resolution indicating that they deem the amendment advisable. Then, holders of a majority of the outstanding stock entitled to vote must vote in favor of the amendment.

        Oglebay Norton’s certificate does not change the effect of Delaware law in this regard, except that an affirmative vote of the holders of shares entitling them to exercise at least two-thirds of the voting power of Oglebay Norton is required to amend, alter, change or repeal any provision inconsistent with ARTICLE NINTH (relating to mergers, consolidations, acquisitions and asset sales) and the affirmative vote of holders of 75% of the outstanding stock of the corporation entitled to vote in elections of directors, voting together as a single class, is required to amend, repeal or adopt any provision inconsistent with ARTICLE TENTH (relating to business combinations with interested stockholders). Additionally, the affirmative vote of holders of at least 75% of the voting power of Oglebay Norton is also required to amend the provision in ARTICLE SEVENTH (g) (relating to written consents by stockholders in lieu of a meeting).

Amendments to By-laws and Regulations

        Under Ohio law, the power to adopt, alter and repeal the regulations of a corporation is vested only in the shareholders. Such action can be taken by the affirmative vote of a majority of the voting power of the corporation at a meeting held for that purpose, or without a meeting upon written consent of two-thirds of the voting power of the corporation, unless the articles of incorporation or regulations provide for a greater or lesser proportion (but not less than a majority).

        The Ohio company’s regulations provide that the regulations may be adopted or amended (1) at a meeting by the affirmative vote of holders of shares entitling them to exercise a majority of the voting power of the corporation or (2) without a meeting by the written consent of holders of shares entitling them to exercise all of the voting power of the corporation.

        Under Delaware law, the power to adopt, alter and repeal the by-laws is vested in the stockholders unless the certificate of incorporation also vests such power in the directors. Vesting this power in the directors does not divest the stockholders of power to adopt, alter or repeal the by-laws.

        Oglebay Norton’s by-laws allow for the amendment or adoption of new by-laws (1) by the affirmative vote of a majority of Directors present at any meeting of the Board at which a quorum is present, (2) by the affirmative vote of a majority of the stock issued and outstanding and entitled to vote at any regular or special meeting of the stockholders or (3) without a meeting, by the written consent of holders of all of the issued and outstanding stock of the corporation.

Stockholder Written Action

        Under Ohio law, unless a corporation’s articles or regulations prohibit the taking of action by the shareholders without a meeting, any action that may be authorized or taken at a meeting of the shareholders may also be authorized or taken without a meeting with the affirmative vote or approval of, and in a writing setting signed by all shareholders who would be entitled to notice of a meeting.

        The Ohio company’s articles do not alter this provision of Ohio law.

        Under Delaware law, unless a corporation’s certificate provides otherwise, any action to be taken or which can be taken at a meeting of stockholders may be taken without a meeting if a consent in writing is signed by all of the stockholders having not less than the number of votes needed to approve the action at a meeting.

        Oglebay Norton’s certificate prohibits the taking of an action by stockholders without a meeting unless the consent in writing is signed by all stockholders.

Special Stockholders’ Meetings

        Ohio law provides that a special meeting of shareholders may be called by (1) the chairman of the board, (2) the president, (3) the directors by action at a meeting or a majority of the directors acting without a meeting, (4) persons holding 25% of all shares outstanding and entitled to vote at such meeting (unless the articles or regulations specify a smaller or larger proportion but not more than fifty percent) or (5) such other officers or persons specified in the articles or regulations.

        The Ohio company’s regulations provide that, unless otherwise prescribed by law, a special meeting of the stockholders may be called only by (1) the chairman of the board, (2) the president, (3) the Directors by action at a meeting or a majority of the Directors acting without a meeting or (4) persons holding 50% of all shares outstanding and entitled to vote at the meeting .

        Delaware law provides that a special meeting of stockholders may be called by the board of directors or by such persons authorized by the certificate of incorporation or by-laws.

        Oglebay Norton’s by-laws provides that, unless otherwise prescribed by law, a special meeting of the stockholders may be called by (1) the chairman of the board, (2) the president, or (3) the president or secretary at the request, in writing, of a majority of the Board of Directors.

Cumulative Voting

        Under Ohio law, unless otherwise provided in a corporation’s articles, each shareholder has the right to vote cumulatively if notice in writing is properly given by any shareholder to the president, vice president, or the secretary of the corporation and an announcement of the giving of such notice is properly made upon the convening of the meeting.

        The Ohio company’s articles do not alter these provisions of Ohio law.

        Delaware law permits a corporation’s certificate to provide that in all elections of directors each stockholder is entitled to cumulate such stockholder’s votes.

        Oglebay Norton’s certificate provides that stockholders are entitled to cumulate their votes for elections of directors.

Number and Election of Directors; Classified Board

        Under Ohio law, the number of directors of a corporation may not be less than three (unless the corporation has less than three shareholders). Ohio law permits the articles of incorporation or regulations of a corporation to contain provisions classifying the directors into two or three classes consisting of not less than three directors in each class (unless the corporation has less than three directors in which event less the number of directors in each class may be less than three). The term of each class need not be the same but no term for any class may exceed three years.

        The Ohio company’s regulations provide that the Board of Directors will consist of the number of Directors, not less than three, as determined by the affirmative vote of a majority of the shares which are represented at an annual or special meeting and entitled to vote on the proposal, so long as a quorum is present at such meeting, or as the Directors may determine from time to time. The merger agreement provides that the Directors of Oglebay Norton will become the Directors of the Ohio company at the effective time of the merger, and accordingly, the Ohio company will initially have eight Directors.

        Delaware law provides that a corporation may have one or more directors. The number of directors may be fixed by or in the manner provided in the by-laws, unless the certificate fixes the number of directors. Additionally, the certificate of incorporation or by-laws may contain provisions classifying the directors into two or three classes. Under Delaware law, there is no minimum number of directors per class.

        Pursuant to Oglebay Norton’s certificate and by-laws, its Board of Directors is divided into three classes and that the number of Directors in each class may be determined by vote of the stockholders or by the Directors. The board currently has eight Directors who are split into three classes: two classes of three and one class of two. The number of Directors may be changed by the affirmative vote of a majority of the stock represented at an annual or special meeting and entitled to vote on the proposal, so long as a quorum is present at such meeting, or as the Directors may determine from time to time.

Removal of Directors

        Under Ohio law, if shareholders do not have the right to vote cumulatively, the shareholders may remove any or all directors without cause by the affirmative vote of a majority of the voting power, unless the articles or regulations require a vote greater than a majority or provide that no director may be removed from office. In the event of such removal, the shareholders may elect a new director at the same meeting for the unexpired term of the director removed. Failure to elect a new director is deemed to create a vacancy.

        The Ohio company’s regulations provide that no Director may be removed other than for cause.

        Under Delaware law, directors of a corporation with a classified board may be removed only for cause, provided that the certificate does not provide otherwise.

        Oglebay Norton’s certificate does not contain any provision that alters Delaware law in this regard.

Board Vacancies

        Under Ohio law, unless the articles or regulations provide otherwise, the remaining directors (even if less than a majority of the whole authorized number of directors) may by, the vote of a majority of such remaining directors fill any vacancy on the board of directors for the unexpired term if a vacancy occurs because the shareholders do not elect the whole number of authorized directors or the shareholders increase the number of directors and fail at the meeting at which the number of directors was increased to elect additional directors.

        The Ohio company’s regulations provide that if the office of any Director becomes vacant by reason of death, resignation, retirement, disqualification or otherwise, the remaining Directors, even if less than a quorum, may choose a successor to hold the Director’s office until the next annual meeting of shareholders.

        Delaware law permits a majority of the remaining directors to fill any vacancy resulting from an increase in the authorized number of directors elected by all the stockholders voting as a single class.

        Oglebay Norton’s by-laws provide that whenever any vacancy occurs in the board by reason of death, resignation, retirement, disqualification, removal or otherwise, it shall be filled by the remaining Directors, even though less than a quorum, and such successor shall hold office until the next annual meeting of stockholders at which the class of Directors in which the vacancy occurred is elected and until a successor shall have been duly elected and qualified, unless sooner displaced.

Liability and Indemnification of Directors

        Ohio law provides, with certain limited exceptions, that a director may be held liable in damages for his or her acts or omissions as a director only if it is proved by clear and convincing evidence that the director undertook the act or omission with deliberate intent to cause injury to the corporation or with reckless disregard for its best interests.

        Under Ohio law, Ohio corporations may indemnify Directors from liability if the Director acted in good faith and in a manner reasonably believed by the Director to be in or not opposed to the best interests of the corporation, and, with respect to any criminal actions, if the Director had no reason to believe his or her action was unlawful. In the case of an action by or on behalf of a corporation, indemnification may not be made (1) if the person seeking indemnification is adjudged liable for negligence or misconduct, unless the court in which such action was brought determines such person is fairly and reasonably entitled to indemnification or (2) if liability asserted against such person concerns certain unlawful distributions. The indemnification provisions of Ohio law require indemnification of a director who has been successful on the merits or otherwise in defense of any action, suit or proceeding that he or she was a party to by reason of the fact that he or she is or was a director of the corporation. The indemnification authorized by Ohio law is not exclusive and is in addition to any other rights granted to directors under the articles of incorporation or regulations of the corporation or to any agreement between the directors and the corporation.

        The indemnification provisions in the Ohio company’s articles are substantially identical to Oglebay Norton’s indemnification provisions discussed below. However, the Ohio company’s articles do not eliminate a Director’s liability for monetary damages for breach of duty of care because such a provision is not permissible under Ohio law.

        Under Delaware law, Delaware corporations may indemnify directors from liability if the director acted in good faith and in a manner reasonably believed by the director to be in or not opposed to the best interests of the corporation, and, with respect to any criminal actions, if the director had no reason to believe his or her action was unlawful. In the case of an action by or on behalf of a corporation, indemnification may not be made if the person seeking indemnification is adjudged liable, unless the court in which such action was brought determines such person is fairly and reasonably entitled to indemnification. The indemnification provisions of Delaware law require indemnification of a director who has been successful on the merits or otherwise in defense of any action, suit or proceeding that he or she was a party to by reason of the fact that he or she is or was a director of the corporation. The indemnification authorized by Delaware law is not exclusive and is in addition to any other rights granted to directors under the certificate of incorporation or by-laws of the corporation or to any agreement between the directors and the corporation.

        Oglebay Norton’s certificate generally provides that each person who was or is made a party or is threatened to be made a party to any action, suit or proceeding whether civil, criminal, administrative or investigative by reason of the fact that he or she is or was, or a person of whom he or she is the legal representative, is or was a Director or officer of the corporation or is or was serving at the request of the corporation as a Director, trustee, officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise (including service to employee benefit plans), whether the basis of such proceeding is alleged action in the person’s official capacity or any other capacity while serving in such position, shall be indemnified and held harmless by the corporation to the fullest extent allowed by Delaware law against all expense, liability, and loss reasonably incurred or suffered in connection therewith and such indemnification shall continue as to a person who has ceased to be a Director, trustee, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators; however if the person seeking indemnification in connection with a proceeding is the same person who initiated such proceeding, indemnification will only be available if the proceeding was authorized by the Board of Directors. Indemnification shall include the right to be paid the expenses incurred in defending any such proceeding in advance of its final disposition; provided that, if Delaware law requires, such advance payment may only be made upon delivery to the corporation of an undertaking, by or on behalf of such Director or officer, to repay all amounts if it shall ultimately be determined that such Director or officer is not entitled to indemnification. The right to indemnification and payment of expenses incurred in defending a proceeding in advance shall not be exclusive of other rights. The corporation may purchase and maintain insurance on behalf of any person who is or was a Director or officer of the corporation or is or was serving at the request of the corporation as a Director, trustee, officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise against any liability asserted against or incurred by him or her in such capacity. A Director of the corporation shall not be personally liable to the corporation or its stockholders for breach of fiduciary duty as a Director, except for: (1) a breach of the Director’s duty of loyalty to the corporation or its stockholders; (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law; (3) liability under Section 174 of Delaware law; or (4) for any transaction in which the Director derived an improper personal benefit.

        Oglebay Norton has agreements with each of its Directors that provide substantially the same rights to indemnification as provided under Delaware law. If the Ohio Reincorporation Proposal is approved, the Ohio company plans to implement similar agreements with each of its Directors, based upon the provisions of Ohio law.

Consideration of Constituencies

        Under applicable Ohio law, a director is permitted, in determining what the director reasonably believes to be the best interests of the corporation, to consider, in addition to the interests of the corporation’s shareholders, any of the following: (1) the interests of the corporation’s employees, suppliers, creditors, and customers; (2) the economy; (3) the community and societal considerations; and (4) the long-term and short-term interests of the corporation and its shareholders, including the possibility that these interests may be best served by the continued independence of the corporation.

        Delaware law contains no comparable provisions.

LEGAL MATTERS

        The validity of the common shares of the Ohio company to be issued in connection with the merger will be passed upon by Thompson Hine & Flory LLP, Cleveland, Ohio, legal counsel to Oglebay Norton. Thompson Hine & Flory LLP provided legal services to Oglebay Norton in 2000 and several of its partners own shares of common stock of Oglebay Norton.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

        During 2000, none of the executive officers or Directors of Oglebay Norton was a member of the Board of Directors of any other company where the relationship would be construed to constitute a compensation committee interlock within the meaning of the rules of the Securities and Exchange Commission.

RELATED PARTY TRANSACTIONS

        Oglebay Norton Industrial Sands, Inc., a wholly-owned subsidiary of Oglebay Norton, sells ground silica to, and purchases heavy density grinding media and ceramic mill lining from, Ferro Corporation. Mr. Bersticker is a director of Ferro Corporation. During 2000, sales to Ferro Corporation totaled $800,708 and purchases from Ferro Corporation totaled $284,883. Oglebay Norton Industrial Sands, Inc. entered into these transactions pursuant to arm’s length negotiations in the ordinary course of business and on terms that Oglebay Norton believes to be fair.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

        Based on its records and information, Oglebay Norton believes that all SEC filing requirements applicable to its Directors and executive officers under Section 16(a) of the Securities Exchange Act of 1934 were met for 2000, except that Michael Lundin, the President of Michigan Limestone Operations, Inc. filed a Form 4 in June 2000 relating to options awarded in late April 2000.

EXPERTS

        The consolidated financial statements of Oglebay Norton Company appearing in Oglebay Norton Company’s Annual Report (Form 10-K) for the year ended December 31, 1999, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

INDEPENDENT AUDITORS

        Oglebay Norton expects a representative of Ernst & Young LLP, the independent auditors of Oglebay Norton for the year ended December 31, 2000, to be present at the Annual Meeting. The representative will have the opportunity to make a statement if he or she desires and to respond to appropriate questions with respect to the firm’s audit of the consolidated financial statements of Oglebay Norton for the year ended December 31, 2000.

2002 ANNUAL MEETING

        The 2002 Annual Meeting of Stockholders of Oglebay Norton is currently scheduled to be held on Wednesday, April 24, 2002. The deadline for stockholders to submit proposals to be considered for inclusion in the proxy statement for that meeting is [November 30, 2001].

        Oglebay Norton’s proxies for its 2002 Annual Meeting of Stockholders will confer discretionary authority on persons named in the proxies to vote on any matter for which Oglebay Norton does not receive timely written notice in accordance with Section 46 of its by-laws (or Section 39 of its regulations if the Ohio Reincorporation Proposal is approved). That Section provides generally that a stockholder’s notice of business to be brought before an annual meeting must be received at Oglebay Norton’s principal executive offices not less than 60 nor more than 90 days before the date of the meeting. For the 2002 Annual Meeting, 60 days prior to the meeting would be February 23, 2002 and 90 days prior to the meeting would be January 24, 2002.

OTHER MATTERS FOR THE ANNUAL MEETING

        Oglebay Norton does not know of any business to be acted upon at the Annual Meeting other than the matters described above. If any other matters properly come before the Annual Meeting, the persons named on the enclosed proxy will vote on such matters in accordance with their best judgment.

        You are urged to sign, date and return your proxy without delay.

WHERE YOU CAN FIND MORE INFORMATION

        Oglebay Norton files annual, quarterly, and special reports, proxy statements, and other information with the Securities and Exchange Commission. You may read and copy any reports, statements, or other information the Company files at the Commission’s public reference rooms maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Regional Offices of the Commission at Seven World Trade Center, Suite 1300, New York, New York 10048 and in the Citicorp Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661. Copies of such information may be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. Oglebay Norton’s filings with the Commission are also available to the public from commercial document retrieval services and at the web site maintained by the Commission at “http://www.sec.gov.”

        You should rely only on the information contained in this proxy statement/prospectus to vote on the proposals. Oglebay Norton has not authorized anyone to provide you with information that is different from what is contained in this proxy statement/prospectus. You should not assume that the information contained in the proxy statement/prospectus is accurate as of any date other than the date of this proxy statement/prospectus, and the mailing of the proxy statement/prospectus to stockholders shall not create any implication to the contrary.

INCORPORATION BY REFERENCE

        The Commission allows Oglebay Norton to incorporate by reference information into this proxy statement/prospectus. This means that Oglebay Norton can disclose important information to you by referring you to another document filed separately with the Commission. The information incorporated by reference is considered to be a part of this proxy statement/prospectus, except for any information that is superseded by information that is included directly in this document.

        This proxy statement/prospectus incorporates by reference the documents listed below that Oglebay Norton has previously filed with the Commission. The documents contain important information about Oglebay Norton and its financial condition.

Filings with the Commission	Period/Filing Date
Annual Report on Form 10-K	Year ended December 31, 1999
Quarterly Report on Form 10-Q	Quarters ended March 31, 2000, June 30, 2000 and September 30, 2000

        You may already have received some of the documents incorporated by reference, but you may obtain any of them from Oglebay Norton or the Commission. We are also incorporating by reference any additional documents that we file with the Commission between the date of this document and the date of the Annual Meeting. Any statements contained in this document or in a document incorporated or deemed to be incorporated by reference is modified or superseded for the purposes of this document to the extent that a statement contained in this document or in any subsequently filed document that is or is deemed to be incorporated by reference in this document modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this document.

        Documents incorporated by reference are available from Oglebay Norton without charge, excluding all exhibits unless an exhibit has been specifically incorporated by reference in this document. You may obtain documents incorporated by reference by writing or calling:

Oglebay Norton Company
Secretary
1100 Superior Avenue
Cleveland, Ohio 44114-2598
(216) 861-3300

        If you would like to request documents from Oglebay Norton, please do so by April [17], 2001 to receive them before the Annual Meeting. Oglebay Norton will send the requested documents by first-class mail within one business day of receiving any timely request.

        This proxy statement/prospectus is being furnished to Oglebay Norton stockholders in connection with the solicitation of proxies by the Oglebay Norton Board of Directors for use at the Annual Meeting. Each copy of this proxy statement/prospectus mailed to Oglebay Norton stockholders is accompanied by a form of proxy for use at the Annual Meeting. This proxy s tatement/prospectus also serves as a prospectus for holders of Oglebay Norton common stock in connection with the Ohio company’s common shares to be issued upon completion of the merger.

FORWARD-LOOKING STATEMENTS

        This proxy statement/prospectus (including information included or incorporated by reference in this document) may contain statements concerning certain trends and other forward-looking information, within the meaning of the federal securities laws. Such forward-looking statements are subject to uncertainties and factors relating to the Company’s operations and business environment, all of which are difficult to predict and many of which are beyond the control of the Company. The Company believes that the following factors, among others, could affect its future performance and cause actual results to differ materially from those expressed or implied by forward-looking statements made by or on behalf of the Company: (1) unfavorable weather conditions and/or the continuation of lower water levels on the Great Lakes; (2) fluctuations in energy prices (oil, diesel or natural gas); (3) a decline in steel production; (4) changes in the demand for the Company’s products or services due to changes in technology; (5) a decline in Great Lakes, Mid-Atlantic and California construction activity; (6) the outcome of negotiations of labor agreements; (7) the loss or bankruptcy of major customers; and (8) changes in environmental laws. Fluctuations in oil prices have both a positive and negative impact on the Company. High oil prices generally result in more drilling activity, positively impacting our Industrial Sands business segment, while at the same time increasing the Marine Services fleet’s operating costs. Some of our customers have filed for reorganization under Chapter 11 of the United States Bankruptcy Code. We do not expect that these reorganizations will have a material impact on the Company’s financial condition although, depending on the outcome, there may be an impact on the Company’s earnings in the near-term.

        See “Where You Can Find More Information.”
EXHIBIT A

AGREEMENT AND PLAN OF MERGER

        This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of January 8, 2001, by and between Oglebay Norton Company, a Delaware corporation (“Oglebay Norton”) and ON Minerals Company, Inc., a newly-formed Ohio corporation and a wholly-owned subsidiary of Oglebay Norton (“ON Minerals”).

        WHEREAS, the Board of Directors of Oglebay Norton deems it advisable to change its state of incorporation from Delaware to Ohio .

        WHEREAS, the respective Boards of Directors of Oglebay Norton and ON Minerals deem it advisable that Oglebay Norton merge with and into ON Minerals in order to effect the Ohio reincorporation upon the terms and conditions herein provided and, therefore, have each approved and authorized this Agreement.

        NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, the parties agree that in accordance with both the Delaware General Corporation Law (the “Delaware Law”) and the Ohio General Corporation Law (the “Ohio Law”) Oglebay Norton shall be merged with and into ON Minerals in accordance with the following terms and conditions:

        1.    The Merger.    Effective upon the filing of a certificate of merger, in such form as is required by the Delaware Law and the Ohio Law, with the Delaware Secretary of State and the Ohio Secretary of State, or upon such other date as specified in the certificate of merger, (the “Effective Date”), Oglebay Norton will be merged with and into ON Minerals in accordance with the Delaware Law and the Ohio Law. As a result of the merger (the “Merger”), the separate existence of Oglebay Norton will cease and ON Minerals will be the surviving corporation (the “Surviving Company”). From and after the Effective Date, the Merger will have the effects specified in the Delaware Law and the Ohio Law. Without limiting the generality of the foregoing, and subject thereto, on the Effective Date all the property rights, privileges, powers and franchises of Oglebay Norton will rest in the Surviving Company, and all debts, liabilities and duties of Oglebay Norton will become the debts, liabilities and duties of the Surviving Company.

        2.    Conditions to the Merger.    The obligations of Oglebay Norton and ON Minerals to consummate the Merger are subject to the adoption of the Agreement at the 2001 Annual Meeting of Stockholders of Oglebay Norton (the “Annual Meeting”) by the vote of the holders of at least two-thirds of the shares of Common Stock of Oglebay Norton outstanding on the record date for the Annual Meeting and entitled to vote at the meeting.

        3.    Articles of Incorporation and Regulations of the Surviving Company.     The restated and amended Articles of Incorporation of ON Minerals in effect on the Effective Date, shall be the Articles of Incorporation of the Surviving Company without change or amendment until further amended in accordance with the provisions thereof and applicable law, except that the first section of the restated and amended Articles of Incorporation of the Surviving Company shall, as of the Effective Date, be amended to read as follows:

FIRST. The name of the Corporation is “Oglebay Norton Company.”

        The Regulations of ON Minerals in effect on the Effective Date, shall be the Regulations of the Surviving Company, without change or amendment until further amended in accordance with the provisions thereof and applicable law.

        4.    Directors and Officers.    From and after the Effective Date, until successors are duly elected or appointed and qualified in accordance with applicable law, the directors and officers of Oglebay Norton immediately prior to the Effective Date shall become the directors and officers of the Surviving Company upon the consummation of the Merger.

        5.    Further Assurances.    From time to time, as and when required by the Surviving Company or by its successors and assigns, there shall be executed and delivered on behalf of Oglebay Norton such deeds and other instruments, and there shall be taken or caused to be taken by it such further actions, as shall be appropriate or necessary in order to vest or perfect in or to confirm of record or otherwise in the Surviving Company the title to and possession of all the property, interests, assets, rights, privileges, immunities, powers, franchises, and authority of Oglebay Norton, and otherwise to carry out the purposes of this Agreement, and the officers and directors of the Surviving Company are fully authorized in the name and on behalf of Oglebay Norton or otherwise to take any and all such actions and to execute and deliver any and all such deeds and other instruments.

        6.    Common Stock, Stock Options and other Awards of Oglebay Norton.     (a)  On the Effective Date, by virtue of the Merger and without any action on the part of any holder thereof, each share of Common Stock, $1.00 par value per share, of Oglebay Norton outstanding immediately prior thereto shall be changed and converted into one fully paid and nonassessable Common Share, $1.00 par value per share, of the Surviving Company. The conversion of these shares will occur automatically by virtue of the Merger and without an exchange of certificates, and each certificate representing shares of Common Stock of Oglebay Norton issued and outstanding immediately prior to the Merger will, upon completion of the Merger, represent the same number of Common Shares of the Surviving Company.

        (b)  On the Effective Date, by virtue of the Merger and without any action on the part of any holder thereof each stock option award or other right granted pursuant to any Oglebay Norton stock-based plan or otherwise granted by Oglebay Norton outstanding immediately prior thereto shall be changed and converted into a stock option, award or other right, as the case may be, of the Surviving Company, in each case with the same terms and conditions. The conversion of these options, awards and other rights will occur automatically by virtue of the Merger and without further action by Oglebay Norton or the Surviving Company.

        7.    Common Shares of the ON Minerals.    On the Effective Date, by virtue of the Merger and without any action on the part thereof, each Common Share of ON Minerals outstanding immediately prior thereto automatically will be canceled, retired and will cease to exist and no consideration will be delivered in exchange therefore.

        8.    Abandonment.    This Agreement will terminate and the Merger will be abandoned if this Agreement is not adopted at the Annual Meeting by the vote of the holders of at least two-thirds of the shares of Common Stock of Oglebay Norton outstanding on the record date for the Annual Meeting and entitled to vote at the meeting. In addition, at any time before the Effective Date, this Agreement may be terminated and the Merger may be abandoned at the election of the Board of Directors of Oglebay Norton, whether before or after approval of this Agreement by the stockholders of Oglebay Norton, if the Board of Directors shall have determined that the Merger is not in the best interest of Oglebay Norton or its stockholders.

        9.    Amendment.    This Agreement may be amended at any time before the Merger becomes effective in a written instrument approved in form and substance by the Board of Directors of Oglebay Norton and executed by all of the parties hereto. However, after the adoption of this Agreement by the stockholders of Oglebay Norton, this Agreement may not be amended in a way that, in the judgment of the Board of Directors of Oglebay Norton, materially and adversely affects the rights of the stockholders of Oglebay Norton, unless this Agreement, as amended, is adopted by the holders of at least two-thirds of the outstanding shares of Common Stock of Oglebay Norton entitled to vote thereon.

        10.    Counterparts.    This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

        11.    Governing Law.    This Agreement shall be governed by, and construed in accordance with the laws of the State of Ohio regardless of the laws that might otherwise govern under applicable principles of conflict of laws; provided that with respect to any matter set forth herein that relates to actions to be taken under the Delaware Law, such matters shall be governed by, and construed in accordance with the Delaware Law.

        IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date first written above.

OGLEBAY NORTON COMPANY

/S / JOHN N. LAUER

John N. Lauer
By:
President and Chief Executive Officer
Title:

ON MINERALS COMPANY , INC .

/S / DAVID H. KELSEY

David H. Kelsey
By:
Vice President and Chief Financial Officer
Title:

EXHIBIT B

AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

ON MINERALS COMPANY, INC.

(Effective As of                  , 2001)

AMENDED AND RESTATED ARTICLES OF INCORPORATION
OF
ON MINERALS COMPANY, INC.

        FIRST.    The name of the Corporation is “ON Minerals Company, Inc.”.

        SECOND.    The principal office of the Corporation in the State of Ohio is located in the City of Cleveland, Cuyahoga County.

        THIRD.    The nature of the business to be transacted by the Corporation and the objects and purposes to be promoted and carried on by it are:

        (a)  To explore for, mine, process and merchandise ores, minerals, and metals of any and every kind, and to develop, manufacture, and merchandise their products, by-products, and derivatives;

        (b)  To engage in the transportation of persons and property by water, and, in connection therewith, to engage in the docking, repairing, altering, storing, and salvaging of water craft of any and every kind, and in lighterage, wharfage, and the loading, unloading, elevating, storing, and warehousing of products and commodities of any and every kind;

        (c)  To develop, manufacture, and merchandise machinery, equipment, apparatus, tools, accessories, and supplies for use in the mining or processing of ores, minerals, and metals or in the manufacture of their products, by-products, and derivatives, and, generally and without limitation by reason of the foregoing, to engage in the development, manufacturing, and merchandising of products and commodities of any and every kind;

        (d)  To render managerial and advisory services with reference to the mining, processing, and merchandising of ores, minerals, and metals, the development, manufacturing, and merchandising of their products, by-products, and derivatives, the transportation of persons and property by water, and the development, manufacturing, and merchandising of products and commodities of any and every kind;

        (e)  To purchase, lease, charter, construct, erect, or otherwise acquire, to own, hold, use, trade or deal in or with, develop, maintain, improve, manage, or operate, and to sell, lease, grant, charter, assign, transfer, convey, mortgage, pledge, or otherwise dispose of or encumber property of any and every kind, real, personal, or mixed, including, but without limitation upon the generality of the foregoing, mines, mine plants and facilities, manufacturing plants and facilities, town sites, commercial and residential buildings, and buildings and structures of any and every kind, machinery and equipment of any and every kind, ships, barges, scows, tugs, and water craft of any and every kind, docks, piers, wharves, elevators, warehouses, terminals, and transportation and storage facilities of any and every kind, and the stock, bonds, and other obligations of any corporation, domestic or foreign, any government, or any governmental agency or subdivision, and including rights and interests in property and powers, privileges, and franchises of any and every kind;

        (f)  To engage in scientific and other research, to develop or otherwise acquire, own, hold, use, and dispose of inventions, devices, formulae, processes, and designs of any and every kind, and to apply for, register, take licenses in respect of, or otherwise acquire, own, hold, use, sell, assign, grant licenses and sublicenses under, or otherwise dispose of or encumber letters patent, patent rights, patent licenses, and privileges, copyrights, trademarks, trade names, and rights analogous thereto of any and every kind;

        (g)  To issue storage, dock, and warehouse receipts, negotiable and non-negotiable, covering goods, wares, merchandise, or any commercial commodity or thing of value, to collect and receipt for dockage, wharfage, and storage dues and other compensation, and to make advances to cover freights, duties, fire and marine insurance, and liens of any and every kind on goods, wares, merchandise, or other property received for storage or for the purpose of being warehoused or forwarded, and to lend money or make advances on the pledge of goods, wares, merchandise, or other property or on the pledge of storage, dock, or warehouse receipts therefor;

        (h)  To enter into and perform contracts of any and every kind with any person, firm, association, corporation, government, or any governmental agency or subdivision, without limitation as to amount;

        (i)  To lend its uninvested funds to any person, firm, association, corporation, government, or governmental agency or subdivision in such amounts, for such periods of time, upon such terms, and with such security, if any, as it may determine;

        (j)  To borrow money or otherwise use its credit for its corporate purposes, without limitation as to amount, to execute, accept, endorse, issue, and deliver promissory notes, bills of exchange, bonds, debentures, and other obligations and evidences of indebtedness, and to secure the payment of any such obligations by mortgage, pledge, deed of trust, or otherwise;

        (k)  To guarantee or become surety for the performance of the obligations or undertakings of any person, firm, association, or corporation in which it may have an interest;

        (l)  To carry on any lawful business whatsoever in connection with or incidental to the foregoing, or which has for its object the promotion, directly or indirectly, of the interests of the Corporation, to do any and all lawful acts and things which it may deem necessary, suitable, or convenient for the accomplishment of any of its purposes, the promotion of its interests, or the enhancement of the value of its property, and to exercise any and all powers, rights, and privileges which a corporation may now or hereafter be organized to exercise under the laws of the State of Ohio or any law amendatory thereof, supplemental thereto, or in substitution therefor; and

        (m)  To carry out any of its purposes or exercise any of its powers either as principal or as agent or in any other lawful capacity, in any state of the United States, in any territory or possession thereof, or in any foreign country, and to carry out such purposes and exercise such powers either alone or as a participant with others in any lawful transaction, venture, combination, or organization. The foregoing clauses shall be construed both as objects and as powers, and each as an independent right and power, and it is hereby expressly provided that the enumeration herein of specific objects and powers shall not be held to limit or restrict in any manner the general powers of the Corporation.

        FOURTH.    The total number of shares which the Corporation shall have authority to issue is 35,000,000, of which 5,000,000 shall be Preferred Shares, without par value, and 30,000,000 shall be Common Shares with a par value of $1 per share. The Preferred Shares may be issued from time to time in one or more series. To the extent permitted by the Ohio General Corporation Law, the Board of Directors of the Corporation shall have the right, by resolution or resolutions, to adopt amendments to these Articles of Incorporation in respect of any unissued or treasury Preferred Shares and thereby to fix or change: the division of such shares into series; the dividend or distribution rate; the dates of payment of dividends or distributions; whether dividends are cumulative and, if so, the dates from which they are cumulative; the liquidation price; the redemption rights and price; sinking fund requirements; conversion rights; restrictions on the issuance of shares of any class or series; and any other relative, participating, optional, or other special rights and privileges of, and qualifications or restrictions on, the rights of holders of shares of any class or series; provided, however, that (i) the aggregate number of Common Shares of the Corporation into which all Preferred Shares shall at any time be convertible shall not exceed 5,000,000, subject to appropriate adjustment in the event of any stock dividend, stock split-up, or other change in the Corporation’s Common Shares; and (ii) the price at which Preferred Shares of any series shall at any time be convertible into Common Shares shall not be less than the fair market value, as determined by the Directors, of the Corporation’s Common Shares on the date on which the conversion rights of the Preferred Shares of such series are fixed by resolution or resolutions adopted by the Board of Directors, subject to appropriate adjustment in the event of any stock dividend, stock split-up, or other change in the Corporation’s Common Shares. All Preferred Shares of any series issued at different times may differ as to the dates of issue and the dates from which dividends thereon shall accumulate.

        FIFTH.    The existence of the Corporation shall be perpetual.

        SIXTH.    The private property of the shareholders of the Corporation shall not be subject to the payment of corporate debts to any extent whatever.

        SEVENTH.    Provisions for the management of the business and conduct of the affairs of the Corporation, and to define and regulate the powers of the Corporation, the Directors and the shareholders, are as follows:

        (a)  The number of Directors of the Corporation shall be fixed from time to time as may be provided in its Regulations, but shall never be less than three. In the case of an increase in the number of Directors at any time, the additional Directors may be elected by the Directors then in office, unless otherwise provided in the Regulations. At each annual meeting of shareholders, successors to the Directors shall be elected for a one-year term.

        Notwithstanding the foregoing, whenever the holders of any class or series of Preferred Shares issued by the Corporation has the right, voting separately by class or series, to elect Directors at an annual or special meeting of shareholders, the election, filling of vacancies, and other features of such Directorships shall be governed by the terms of such Preferred Shares.

        (b)  The Board of Directors may from time to time determine whether and to what extent and at what times and places and under what conditions and regulations the accounts and books of the Corporation shall be open to the inspection of the shareholders, and no shareholder shall have any right to inspect any document, book, or account of the Corporation, except as conferred by law, unless authorized by resolution of the Board of Directors.

        (c)  The shareholders and Directors shall have power, if the Regulations so provide, to hold their meetings and to have one or more offices within or without the State of Ohio and, subject to the provisions of the laws of Ohio, to keep the books, documents, and papers of the Corporation outside the State of Ohio at such places as may be from time to time designated by the Board of Directors.

        (d)(1)  The Corporation shall indemnify, to the full extent then permitted by law, any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact the he or she is or was a Director or officer of the Corporation, or is or was serving at the request of the Corporation as a Director, trustee, officer, employee, or agent of another corporation, partnership, limited liability company, joint venture, trust, or other enterprise. The Corporation shall pay, to the full extent then required by law, expenses, including attorney’s fees, judgments, fines and amounts paid in settlement incurred by a Director in defending any such action, suit, or proceeding as they are incurred, in advance of the disposition thereof, upon receipt of any undertaking then required by law. The Corporation may, in its discretion, indemnify any other person, or advance expenses to any other person, in the same manner and to the full extent then permitted by law. Notwithstanding the foregoing, except as provided in Subsection (2) hereof, the Corporation shall indemnify or advance expenses to any person in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation.

        (d)(2)  If a claim under Subsection (1) is not paid in full by the Corporation within thirty days after a written claim has been received by the Corporation, the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the Corporation) that the claimant has not met the standards of conduct which make it permissible under the Ohio General Corporation Law for the Corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel, or its shareholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the Ohio General Corporation Law, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel, or its shareholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

        (d)(3)  The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this subparagraph (d) shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the Articles of Incorporation, Regulations, agreement, vote of shareholders or disinterested Directors, or otherwise.

        (d)(4)  The Corporation may purchase and maintain insurance on behalf of any person who is or was a Director, officer, or employee of the Corporation, or is or was serving at the request of the Corporation as a Director, trustee, officer, employee, or agent of another corporation, partnership, limited liability company, joint venture, trust, or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Corporation would have the power to indemnify him or her against such liability under the provisions of this subparagraph (d) or of the Ohio General Corporation Law.

        (e)  The Corporation may in its Regulations confer powers upon its Directors in addition to those conferred herein and in addition to the powers and authorities expressly conferred upon them by statute.

        (f)  No shareholder of the Corporation shall have any pre-emptive right to subscribe for any additional issues of shares of the Corporation.

        EIGHTH.    The affirmative vote of the holders of shares entitling them to exercise at least two-thirds of the voting power of the Corporation shall be required:

        (a)  To approve (1) the merger of the Corporation into or its consolidation with another corporation or other entity, or (2) the merger into the Corporation of another corporation or other entity, if under the Ohio General Corporation Law, the affirmative vote of holders of the Corporation’s shares would be required to effect the merger, or (3) the sale, lease, exchange, or other disposition by the Corporation of all, or substantially all, of its property and assets to another corporation or other entity; or

        (b)  To approve any agreement, contract, or other arrangement providing for any of the transactions described in subparagraph (a) above.

        No amendment to the Articles of Incorporation of the Corporation shall amend, alter, change, or repeal any of the provisions of this Article EIGHTH, unless the amendment effecting such amendment, alteration, change, or repeal shall receive the affirmative vote or consent of the holders of the Corporation’s shares entitling them to exercise at least two-thirds of the voting power of the Corporation.

        NINTH.    (a)  Voting Requirement for Certain Business Combinations.     Unless both the fair price requirement set forth in subparagraph (b) below and the other conditions set forth in subparagraph (c) below have been satisfied, the affirmative vote of the holders of 75% of all outstanding shares of the Corporation entitled to vote in elections of Directors, voting together as a single class, shall be required for the authorization or approval of any of the following transactions:

        (a)(1)  The merger or consolidation of the Corporation or any of its subsidiaries with or into an interested shareholder (as hereinafter defined).

        (a)(2)  The sale, lease, pledge, or other disposition, in one transaction or in a series of transactions, from the Corporation or any of its subsidiaries to an interested shareholder, or from an interested shareholder to the Corporation or any of its subsidiaries, of assets having an aggregate fair market value (as hereinafter defined) equal to or exceeding 20% of the fair market value, as determined by the continuing Directors (as hereinafter defined), of the consolidated assets of the Corporation and its subsidiaries.

        (a)(3)  The issuance, sale, or other transfer, in one transaction or in a series of transactions, by the Corporation or any of its subsidiaries to an interested shareholder, or by an interested shareholder to the Corporation or any of its subsidiaries, of securities for cash or other consideration having an aggregate fair market value equal to or exceeding 20% of the fair market value, as determined by the continuing Directors, of the consolidated assets of the Corporation and its subsidiaries.

        (a)(4)  The liquidation or dissolution of the Corporation proposed by an interested shareholder.

        (a)(5)  The reclassification of securities, recapitalization of the Corporation, or other transaction that has the effect of increasing the proportionate share of any class or series of outstanding securities of the Corporation or any of its subsidiaries beneficially owned (as hereinafter defined) by an interested shareholder or of otherwise diluting the position of any shareholder of the Corporation in comparison with the position of an interested shareholder.

        (a)(6)  Any other transaction or series of transactions that is similar in purpose or effect to those referred to in subsections (1) through (5) of this subparagraph (a).

        This voting requirement shall apply even though no vote, or a lesser percentage vote, may be required by law, by any other provision of these Articles of Incorporation, or otherwise. The term “business combination,” as used in this Article, means any of the transactions referred to in subsections (1) through (6) of this subparagraph (a).

        (b)  Fair Price Requirement.    The fair price requirement will be satisfied if the consideration to be received in the business combination by the holders of Common Shares or Preferred Shares, and by the Corporation or any of its subsidiaries, as the case may be, meets the following tests:

        (b)(1)  If any holder of the Corporation’s Common Shares or Preferred Shares, other than an interested shareholder, is to receive consideration in the business combination for any of the shares, the aggregate amount of cash and fair market value of any other consideration to be received per share may not be less than the sum of:

        (i)  the greater of (A) the highest per share price, including commissions, paid by the interested shareholder for any shares of the same class or series during the two-year period ending on the date of the most recent purchase by the interested shareholder of any shares of the same class or series, (B) the highest per share sales price reported for shares of the same class or series traded on a national securities exchange or in the over-the-counter market during the one-year period preceding the first public announcement of the proposed business transaction, or (C) in the case of Preferred Shares, the amount of the per share liquidation preference; plus

        (ii)  interest on the per share price calculated at the rate payable by the Corporation under its principal credit facility on the date on which the interested shareholder became an interested shareholder, compounded annually from that date until the business combination is consummated, less the per share amount of cash dividends payable to holders of record on record dates from that date until the business combination is consummated, up to the amount of such interest.

For purposes of this subsection (1), per share amounts will be adjusted for any stock dividend, stock split, or similar transaction.

        (b)(2)  The consideration to be received by holders of the Common Shares or Preferred Shares must be paid in cash or in the same form as was previously paid by the interested shareholder for shares of the same class or series; if the interested shareholder previously paid for such shares with different forms of consideration, the consideration to be received by the holders of the shares must be in cash or in the same form as was paid by the interested shareholder for the greatest number of shares previously acquired by it. The provisions of this subsection (2) are not intended to diminish the aggregate amount of cash and fair market value of any other consideration that any holder of the Common Shares or Preferred Shares is otherwise entitled to receive upon the liquidation or dissolution of the Corporation, under the terms of any contract with the Corporation or an interested shareholder, or otherwise.

        If the Corporation or any of its subsidiaries is to receive consideration in the business combination, the consideration to be received must be fair to the Corporation or its subsidiaries, as determined by the continuing Directors.

        (c)  Other Conditions.    The other conditions will be satisfied if, from the time the interested shareholder became an interested shareholder until the completion of the business combination, each of the following has at all times been and continues to be true:

        (c)(1)  The Corporation’s Board of Directors has included at least a majority of continuing Directors. The term “continuing Director,” as used in this Article NINTH, means an individual who (i) either was a Director of the Corporation at the time the interested shareholder became an interested shareholder or whose nomination was subsequently approved by the other continuing Directors and (ii) is not an affiliate or associate (as hereinafter defined) of the interested shareholder. All actions required or permitted to be taken by the continuing Directors under this Article NINTH shall be taken by the unanimous written consent of all continuing Directors or by the vote of a majority of the continuing Directors then in office at a meeting convened upon such notice as would be required for a meeting of the full Board of Directors.

        (c)(2)  The interested shareholder has not become the beneficial owner (as hereinafter defined) of any additional Common Shares or Preferred Shares, except (i) as part of the transaction that resulted in the interested shareholder becoming an interested shareholder, (ii) upon conversion of securities previously acquired by it, or (iii) pursuant to a stock dividend or stock split.

        (c)(3)  The interested shareholder has not received, directly or indirectly, the benefit (except proportionately as a shareholder) of any loan, advance, guaranty, pledge, or other financial assistance, tax credit or deduction, or other benefit from the Corporation or any of its subsidiaries.

        (c)(4)  A proxy or information statement describing the business combination and complying with the requirements of the Securities and Exchange Act of 1934, as amended, and the rules and regulations under it (or any subsequent provisions replacing that Act and the rules and regulations under it) has been mailed at least 30 days prior to the completion of the business combination to the holders of all shares of the Corporation entitled to vote in elections of Directors, whether or not shareholder approval of the business combination is required. If deemed advisable by the continuing Directors, the proxy or information statement shall contain a recommendation by the continuing Directors as to the advisability (or inadvisability) of the business combination or an opinion by an investment banking firm, selected by the continuing Directors and retained at the expense of the Corporation, as to the fairness (or unfairness) of the business combination to holders of Common Shares or Preferred Shares other than the interested shareholder.

        (c)(5)  Except to the extent approved by the continuing Directors, there has been no (i) failure to pay in full, when and as due, any dividends on the Preferred Shares or (ii) failure to pay or reduction in the annual rate of dividends on the Common Shares, whether directly or indirectly through a reclassification, recapitalization, or otherwise.

        (c)(6)  Except to the extent approved by the continuing Directors, there has been no material change in (i) the nature of the business conducted by the Corporation and its subsidiaries or (ii) the capital structure of the Corporation, including but not limited to any change in the number of outstanding Common Shares, the number and series of any outstanding Preferred Shares, and the types and aggregate principal amount of any outstanding debt securities, except for changes resulting from the exercise of previously issued options, warrants, or other rights, the conversion of previously issued shares or other instruments, the issuance of previously authorized debt securities, or the mandatory redemption or retirement of debt securities in accordance with their terms.

        (d)  Definitions.    As used in this Article NINTH:

        (d)(1)  “Affiliate” and “Associates”.    The terms “ affiliate” and “associate” have the meanings ascribed to them in Rule 12b-2 of the General Rules and Regulations under the Securities and Exchange Act of 1934, as amended, as in effect on May 4, 1983.

        (d)(2)  “Beneficial Ownership”.    A person or entity is deemed to “ beneficially own” shares if, directly or indirectly through any contract, understanding, arrangement, relationship, or otherwise, that person or entity has or shares (i) the power to vote or to dispose of, or to direct the voting or disposition of, the shares or (ii) the right to acquire the shares pursuant to any contract or arrangement, upon the exercise of any option, warrant, or right, upon the conversion of any shares or other instrument, upon revocation of a trust, or otherwise. The person or entity is also deemed to “beneficially own” shares that are beneficially owned by affiliates and associates of that person or entity.

        (d)(3)  “Business Combination”.    The term “business combination” has the meaning ascribed to it in subparagraph (a) of this Article NINTH.

        (d)(4)  “Continuing Directors”.    The term “continuing Directors” has the meaning ascribed to it in subsection (1) of subparagraph (c) of this Article NINTH.

        (d)(5)  “Fair Market Value”.    The term “fair market value” means, (i) in the case of securities listed on a national securities exchange or quoted in the National Association of Securities Dealers Automated Quotation Systems (NASDAQ), the highest sales price reported for securities of the same class or series traded on the national securities exchange or in the over-the-counter market during the preceding 30-day period, or if no such report or quotation is available, the value determined by the continuing Directors, and (ii) in the case of other securities and of consideration or assets other than securities or cash, the value determined by the continuing Directors.

        (d)(6)  “Interested Shareholder”.    The term “interested shareholder” means any person or entity that, together with its affiliates and associates, is at the time of, or has been within the two-year period immediately prior to, the consummation of a business combination the beneficial owner of shares having at least 25% of the aggregate voting power of all outstanding shares of the Corporation entitled to vote in elections of Directors. The term “interested shareholder,” for purposes of the requirements and conditions of this Article NINTH, also includes the affiliates and associates of the interested shareholder. Notwithstanding the foregoing, the Corporation and its subsidiaries, and any profit-sharing, employee stock ownership, employee pension, or other employee benefit plan of the Corporation or any subsidiary, are not deemed to be “interested shareholders.”

        (e)  Nothing contained in this Article NINTH shall be construed to relieve any interested shareholder from any fiduciary obligations imposed by law.

        (f)  Notwithstanding any other provision of these Articles of Incorporation or the Regulations of the Corporation (and notwithstanding the fact that a lesser percentage may be required by law, these Articles of Incorporation, or the Regulations), the affirmative vote of the holders of 75% of the outstanding shares of the Corporation entitled to vote in elections of Directors, voting together as a single class, shall be required to amend or repeal, or adopt any provisions inconsistent with, this Article NINTH.

        TENTH.    (a)  Foreign Ownership of Shares, etc.

        (a)(1)  Notwithstanding anything to the contrary in these Articles of Incorporation, it is the policy of the Corporation that, consistent with law, Foreigners shall not own or control more than the Permitted Percentage (as defined below) of the shares of any class of the Corporation at any time outstanding, and, if Foreigners nevertheless at any time do own more than the Permitted Percentage of such shares, shares owned by Foreigners may be purchased by the Corporation, or the voting and the dividend and other distribution rights of shares owned by Foreigners may be suspended, and the issuance of stock certificates and the transfer of share ownership on the books of register of the Corporation to Foreigners may be denied, all to the extent necessary to prevent the loss by the Corporation (or any Subsidiary or Controlled Person) of, or to reinstate, its right to be a United States Maritime Company or to have any license or franchise from a governmental agency that is conditioned upon some or all of the holders of shares of the Corporation possessing prescribed qualifications.

        (a)(2)  The Board of Directors is generally authorized to adopt all such rules and resolutions and to take any and all other lawful measures reasonably necessary, appropriate, or desirable to carry out the policy set forth in subparagraph (a)(1).

        (a)(3)  Without in any way limiting the general powers and authority set forth in subparagraph (a)(2), the Board of Directors is specifically authorized to take any or all of the actions specified below and, in that regard, is authorized to take all such action and make all such determinations as it deems necessary, appropriate, or desirable and as are in accordance with law and not inconsistent with this Article TENTH, including making changes in any of the definitions contained in subparagraph (i) to accord with changes in applicable law or the rules, regulations, and practices of any relevant governmental agency.

        (b)  Restrictions on Transfer.    Any transfer, or attempted or purported transfer, of any shares issued by the Corporation that would result in the ownership by one or more Foreigners of an aggregate percentage of the shares of any class of the Corporation in excess of the Permitted Percentage shall, to the full extent permitted by law and for so long as such excess exists, be ineffective as against the Corporation, and the Corporation shall not recognize the purported transferee as a shareholder of the Corporation for any purpose whatsoever except for the purpose of making a further transfer to a person not a Foreigner and for purposes of the purchase or redemption of such shares by the Corporation, effecting any other remedy available to the Corporation, or otherwise carrying out the provisions of this Article TENTH.

        (c)  No Voting Rights; Temporarily Withholding Payments of Dividends and Other Distributions.     If at any time (including the time of any record date) ownership by Foreigners of the outstanding shares of any class of the Corporation is in excess of the Permitted Percentage, the Corporation may, to the full extent permitted by law, determine which shares owned by Foreigners are deemed to be included in such excess (to be selected in a manner consistent with the provisions of Subsection (d)(3) below), and the shares deemed to be included in such excess shall (so long as such excess exists) not have any voting rights, and the Corporation may (so long as such excess exists) temporarily withhold the payment of dividends and the sharing in any other distribution (upon liquidation or otherwise) in respect of the shares deemed to be included in such excess; provided, however, that any such dividend or distribution shall be set aside for payment to the owners of such shares (or their transferees) when, as, and if such excess no longer exists or such shares are no longer owned by Foreigners.

        (d)  Redemption of Shares.    Notwithstanding any other provision of these Articles of Incorporation and without limiting the power of the Board of Directors to purchase shares pursuant to subparagraph (f), outstanding shares of any class of the Corporation shall be subject to redemption by the Corporation (by action of the Board of Directors, if in the judgment of the Board such action should be taken) pursuant to Section 1701.23 of the Ohio General Corporation Law (or any other provision of law) to the extent necessary to reduce the percentage of shares owned by Foreigners to the Permitted Percentage. The terms and conditions of such redemption shall be as follows:

(1) the redemption price shall be the Fair Market Value (as defined below) of such shares;

(2) the redemption price for shares owned by Foreigners in excess of the Permitted Percentage may be paid in cash or in Redemption Securities, as determined by the Board of Directors;

        (3)  the shares owned by Foreigners to be redeemed shall be selected in such manner as shall be prescribed by the Board of Directors, including selection first of the shares most recently purchased, selection by lot or on a pro rata basis, or selection in any other manner that is consistent with the policy set forth in this Article TENTH;

(4) the number of shares to be redeemed shall not exceed the number necessary to reduce the percentage of shares owned by Foreigners to the Permitted Percentage;

(5) written notice of the date of redemption (the “Redemption Date”) shall be given to the record holders of the selected shares (unless waived in writing by any such holder);

        (6)  the Redemption Date shall be the later of (i) the date on which written notice is given to record holders and (ii) the date on which the funds or Redemption Securities necessary to effect the redemption have been deposited in trust for the benefit of such record holders and are subject to immediate withdrawal by them upon surrender of their stock certificates;

        (7)  from and after the Redemption Date, any and all rights in respect of the shares selected for redemption shall cease and terminate, and the owners of such shares shall thenceforth be entitled only to receive the cash or Redemption Securities payable upon redemption; and

(8) such other terms and conditions as the Board of Directors may reasonably determine.

        (e)  Dual Stock Certificate System and other Actions.    The Board of Directors is authorized to adopt rules and to take such other action as it may deem necessary or desirable in order to carry out the policy set forth in subparagraph (a)(1), to impose restrictions on the transfer or the registration of transfer of shares of any class of the Corporation, in accordance with law, and to determine whether outstanding shares of any class of the Corporation are owned by Foreigners or by citizens of the United States. Such restrictions may include a Dual Stock Certificate System (as defined below).

        (f)  Purchase of Shares by the Corporation.    Without limiting the power of the Board of Directors to redeem shares owned by Foreigners in accordance with subparagraph (d) or generally to purchase outstanding shares or other securities of the Corporation, the Board of Directors is authorized, in carrying out the policy set forth in subparagraph (a)(1), to cause the Corporation to purchase shares of any class of the Corporation that are owned by Foreigners. Any such purchase may be carried out at such price and under such other terms as the Board of Directors deems appropriate and fair to the Corporation under the circumstances.

        (g)  Ownership.    Whether outstanding shares are owned by Foreigners for the purposes of this Article TENTH shall be determined under such rules and resolutions, consistent with definitions of ownership under any applicable law and the rules, regulations, and practices of any governmental agency and not inconsistent with this Article TENTH, as may be adopted from time to time by the Board of Directors. The Corporation may, in its discretion, rely on the records of the Corporation maintained in accordance with a Dual Stock Certificate System and the certificates of transferees or with holders to prove that shares are or are not owned by a Foreigner. Whether shares are or are not owned by Foreigners may also be subject to proof in such other way or ways as the Corporation may deem reasonable. The Corporation at any time may require proof, in addition to the certification, that shares are or are not owned or are or are not applied for by a Foreigner, and the payment of dividends may be withheld, and any application for transfer of ownership on the books of register of the Corporation may be rejected, until such additional proof is submitted.

        (h)  Effectiveness.    This Article TENTH shall be effective only so long as the Corporation or any Subsidiary or Controlled Person (a) is a United States Maritime Company or has a license or franchise from a governmental agency that is conditioned upon one or all of the holders of shares of the Corporation possessing prescribed qualifications or (b) intends to reinstate itself as a United States Maritime Company, or to reinstate any such license or franchise, within a reasonable time, after ceasing to be or hold the same.

        (i)  Definitions.    For the purposes of this Article TENTH, the following terms have the following definitions:

        (i)(1)  “Fair Market Value” of a share of any class of the Corporation on any particular date shall mean the average (unweighted) closing price for such a share on the New York Stock Exchange for each of the 45 trading days on which shares of such class have been traded preceding the day on which notice of a redemption is given pursuant to subparagraph (d)(5), except that if such class is not traded on the New York Stock Exchange, then such closing price for each of the 45 trading days shall be those listed on any other national security exchange on which shares of such class are listed, and if not listed on any national security exchange, the last sale price for each of the 45 trading days as quoted in the NASDAQ National Market System, and if not quoted in the NASDAQ National Market System, the mean between the representative bid and asked prices on each of the 45 trading days as quoted by NASDAQ or another generally recognized reporting system.

        (i)(2)  “Subsidiary” shall mean any corporation more than 50% of the outstanding shares of which are owned by the Corporation or by any Subsidiary of the Corporation.

        (i)(3)  “Foreigner” shall mean (a) any person (including for purposes of this subparagraph (i) an individual, a partnership, a corporation, or an association) that is not a United States citizen or is the representative of or fiduciary for any person that is not a United States citizen; (b) any foreign government or the representative thereof; (c) any corporation the president, chief executive officer, or chairman of the board of Directors of which is a Foreigner, or of which more than a minority of its Directors necessary to constitute a quorum are Foreigners; (d) any corporation organized under the laws of any foreign government; (e) any corporation of which a majority of its shares are owned beneficially or of record, or may be voted by, Foreigners, or which by any other means whatsoever is controlled by or in which control is permitted to be exercised by Foreigners; (f) any partnership or association which is controlled by Foreigners; (g) any corporation of which a 25% or greater interest is owned beneficially or of record by Foreigners and which may be deemed to “control” the Corporation (the Board of Directors being authorized to determine reasonably the meaning of “control” for this purpose); (h) any other person deemed by the Board of Directors to be a Foreigner as to the United States or the Corporation (or any Subsidiary) or otherwise not possessing prescribed qualifications to be a holder of outstanding shares of the Corporation in accordance with the policy set forth in subparagraph (a)(1); or (i) any person who acts as representative of or fiduciary for any person described in clauses (a) through (h) above.

        (i)(4)  “Permitted Percentage” shall mean the lesser of the following percentages of the outstanding shares of any class of the Corporation: (i) so long as the Corporation (or any Subsidiary or Controlled Person) operates vessels in the United States coastwise, intercoastal, or noncontiguous domestic trade, 25%; and (ii) so long as the Corporation (or any Subsidiary or Controlled Person) shall have a license or franchise from a governmental agency to conduct its business which is conditioned upon some of the holders of shares of the Corporation possessing prescribed qualifications, the percentage prescribed by law to possess or operate under such license or franchise; except that the Board of Directors may reduce the lesser of the foregoing percentages by not more than 2 1 /2% in the event that the Board determines that a reasonable margin in the amount of such reduction is desirable, in which case “Permitted Percentage” shall mean the lesser of such percentages reduced by such margin.

        (i)(5)  “Redemption Securities” shall mean interest bearing promissory notes of the Corporation with a maturity of not more than 10 years from the date of issue and bearing interest at a rate, and having other terms, designed to ensure that the value of the promissory note at the date of issue is equivalent to the redemption price.

        (i)(6)  “Dual Stock Certificate System” means a system under which (i) one of two different forms of stock certificate, representing outstanding shares of any class of the Corporation, is issued to the holders of record dependent on whether the shares are or are not owned by a Foreigner; (ii) the forms of stock certificate for any class of the Corporation are marked “Foreign” for shares owned by Foreigners or “Domestic” for shares not owned by Foreigners but are identical in all other respects and comply with all provisions of the Ohio General Corporation Law (including Section 1701.23 thereof with respect to restrictions on transfer or registration of transfer); (iii) when, as, and if the Permitted Percentage is reached or exceeded for any class of shares and until the percentage of the class owned by Foreigners has been reduced to or below the Permitted Percentage, no additional “Foreign” stock certificates may be issued for the class to any transferee of the holder of a “Domestic” stock certificate and the Corporation will not recognize any such transferee as an owner of shares of the Corporation for any purpose whatsoever; (iv) a certification is required from any transferee (and from any recipient upon original issuance) of shares of the Corporation as to whether such transferee (or recipient), and if such transferee (or recipient) is acting as nominee or in any other capacity for an owner, such owner, is or is not a Foreigner and registration of transfer (or original issuance) is denied upon refusal to furnish such certification; (v) to the extent necessary to enable the Corporation to determine the percentage of any class of outstanding shares of the Corporation that is owned by Foreigners for the purpose of submitting any proof of citizenship required by law or by contract with the United States government (or any agency thereof), the record holders and the owners of such shares may be required from time to time to confirm their citizenship status, and dividends payable to any such record holder and owner may, in the discretion of the Board of Directors, be temporarily withheld until confirmation of such citizenship status is received; and (vi) the records of the Corporation are maintained in such manner as to enable determination at any time, as to each class of outstanding shares of the Corporation, of the percentage that is owned by Foreigners and the percentage that is owned by United States citizens.

        (i)(7)  “Controlled Person” means any corporation or partnership of which the Corporation or any subsidiary owns or controls an interest in excess of 25%.

        (i)(8)  “United States Maritime Company” means any corporation or other entity which, directly or indirectly, (i) owns or operates vessels in the United States coastwise trade, intercoastal trade, or non-contiguous domestic trade, (ii) owns, charters, sub-charters, or leases any vessel the costs of construction, renovation, or reconstruction of which have been financed, in whole or in part, by obligations insured or guaranteed under Title XI of the Merchant Marine Act of 1936, as amended, (iii) conducts any activity, takes any action, or receives any benefit that would be adversely affected under any provision of the United States maritime, shipping, or vessel documentation laws because of the ownership by Foreigners of its shares, or (iv) maintains a Capital Construction Fund under the provisions of Section 807 of the Merchant Marine Act of 1936, as amended.

        ELEVENTH.    Except as expressly provided in these Articles of Incorporation or as required by law, all actions that would otherwise require the affirmative vote of the holders of shares entitling them to exercise two-thirds of the voting power of the Corporation on such proposal may be taken with the affirmative vote of the holders of a majority of such voting power.

        TWELFTH.    The Corporation reserves the right to amend, alter, change, or repeal any provision contained in these Articles of Incorporation of the Corporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon shareholders are granted subject to this reservation.

        THIRTEENTH.    Opt Out of Certain Ohio Statutes.    Section 1701.831 of the Ohio Revised Code, which relates to control share acquisitions, shall not apply to control share acquisitions of the Corporation. Additionally, Chapter 1704 of the Ohio Revised Code, which relates to interested shareholder transactions, shall not apply to the Corporation.
EXHIBIT C

REGULATIONS

OF

ON MINERALS COMPANY, INC.

(Effective As of                     , 2001)

Section Number	Subject	Page Number

SECRETARY
24.	Secretary	4

TREASURER
25.	Treasurer	4

OTHER OFFICERS
26.	Other officers	4

AUTHORITY TO VOTE SECURITIES
27.	Authority to vote securities	4

DELEGATION OF AUTHORITY AND DUTIES
28.	Delegation of authority and duties of officers	4

STOCK CERTIFICATES
29.	Stock certificates	4

TRANSFERS OF SHARES
30.	Transfers of shares	5

LOST, STOLEN OR DESTROYED CERTIFICATES
31.	Lost, stolen or destroyed certificates	5

TRANSFER AGENT AND REGISTRAR
32.	Transfer agent and registrar	5

RECORD DATES
33.	Record dates	5

REGISTERED SHAREHOLDERS
34.	Right of Corporation to recognize only record shareholders	5

INSPECTION OF BOOKS
35.	Inspection of books	6

DIVIDENDS
36.	Dividends	6

DIRECTORS’ ANNUAL STATEMENT
37.	Directors’ annual statement	6

NOTICES
38.	Notices	6
39.	Advance notice of proposals by shareholders	6
40.	Advance notice of nominations by shareholder	7

AMENDMENTS
41.	Amendments	8

EXHIBIT C
REGULATIONS
OF
ON MINERALS COMPANY, INC.

OFFICES

        1.    The principal office of the Corporation in the State of Ohio is located in the City of Cleveland, Cuyahoga County. The Corporation may also have such other offices at such other places, either within or without the State of Ohio, as the Board of Directors may from time to time designate or the business of the Corporation may require.

SEAL

        2.    The Corporation may adopt a corporate seal, but failure to affix the corporate seal shall not affect the validity of any instrument. The corporate seal, if any, shall have inscribed thereon the name of the Corporation. Said seal may be used by causing it, or a facsimile thereof, to be impressed, affixed, or otherwise reproduced.

SHAREHOLDERS’ MEETINGS

        3.    All meetings of the shareholders may be held at such place within or without the State of Ohio as shall be designated in the call for such meeting.

        4.    The annual meeting of the shareholders shall be held on the last Wednesday in April in each year at such time and place as shall be designated in the call for such meeting, and at such meeting the shareholders shall elect, by ballot, a Board of Directors and transact such other business as may properly be brought before the meeting.

        5.    The holders of a majority of the outstanding shares of the Corporation present in person or represented by proxy shall constitute a quorum at all meetings of the shareholders for the transaction of business, except as otherwise provided by law, by the Articles of Incorporation, or by these Regulations; provided, however, that no action required by law, by the Articles of Incorporation, or by these Regulations to be authorized or taken by a designated proportion of the shares of the Corporation may be authorized or taken by a lesser proportion; and provided, further, that, if a quorum shall not be present or represented at any meeting of the shareholders, the holders of a majority of the voting shares present or represented thereat shall have power to adjourn the meeting, from time to time, without notice other than announcement at the meeting, until the requisite number of shares shall be present or represented. At such adjourned meeting, at which the requisite number of shares shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified.

        6.    At each meeting of the shareholders, every shareholder having the right to vote shall be entitled to vote in person or by proxy appointed by an instrument in writing subscribed by such shareholder and bearing a date not more than eleven months prior to said meeting, unless said instrument specifies the date on which it is to expire or the length of time it is to continue in force. In all elections of Directors, each shareholder shall be entitled to vote cumulatively, subject to the notice requirements of the Ohio General Corporation Law, and to give one candidate as many votes as the number of Directors to be elected multiplied by the number of his or her votes, or to distribute his or her votes on the same principle among two or more candidates, as he or she sees fit. The vote for Directors and, on the demand of any shareholder, the vote upon any question before the meeting shall be by ballot. All elections shall be had and all questions decided by a plurality vote, except as otherwise required by law or by these Regulations.

        7.    Written notice of the annual meeting, stating the time, place and object thereof, shall be mailed to each shareholder entitled to vote thereat at such address as appears on the records of the Corporation not less than ten or more than sixty days prior to the meeting.

        8.    Upon request of any shareholder at any meeting of shareholders, a complete list, or classified lists, of the shareholders of record, arranged in alphabetical order and showing the address of each and the number of shares registered in the name of each, shall be produced at the meeting and open to the examination of any shareholder who may be present at the meeting.

        9.    Special meetings of the shareholders for any purpose or purposes, unless otherwise prescribed by law, may be called by the Chairman of the Board, by the President, by the Directors by action at a meeting or a majority of the Directors acting without a meeting, or by persons who hold fifty percent of all shares outstanding and entitled to vote at the meeting.

        10.    Business transacted at all special meetings shall be confined the objects stated in the notice.

        11.    Written notice of any special meeting of the shareholders stating the time, place and object thereof, shall be mailed, postage prepaid, not less than ten or more than sixty days before such meeting, to each shareholder entitled to vote thereat, at such address as appears on the books of the Corporation.

DIRECTORS

        12.    The property and business of this Corporation shall be managed by its Board of Directors, consisting of such number of members, not less, however, than three, as the shareholders may determine at any annual or special meeting called for the purpose of electing Directors at which a quorum is present, by the affirmative vote of a majority of the shares which are represented at the meeting and entitled to vote on such proposal, or as the Directors may determine from time to time. Whenever the number of Directors shall have been so determined, such number shall be deemed the authorized number of Directors until the same shall be changed by vote of the shareholders as aforesaid or by the Directors. Directors need not be shareholders. They shall be elected at the annual meeting of the shareholders, and each Director shall be elected to serve until his successor shall be elected and shall qualify. No Director may be removed from the Board other than for cause.

        13.    In addition to the powers and authorities by these Regulations expressly conferred upon them, the Directors may exercise all such powers of the Corporation and do all such lawful acts and things as are not by law, by the Articles of Incorporation, or by these Regulations directed or required to be exercised or done by the shareholders.

VACANCIES

        14.    If the office of any Director or Directors becomes vacant by reason of death, resignation, retirement, disqualification or otherwise, the remaining Directors, though less than a quorum, may choose a successor or successors who shall hold office until the next annual meeting of shareholders.

MEETINGS OF THE BOARD

        15.    Regular or special meetings of the Board may be called by the Chairman of the Board or by the President on one day’s notice to each Director, either personally or by mail, telegram, or cablegram. Special meetings shall be called by the President or Secretary in like manner and on like notice on the written request of two Directors.

        16.    At all meetings of the Board, a majority of the Directors shall be necessary and sufficient to constitute a quorum for the transaction of business, and the act of a majority of the Directors present at any meeting at which there is a quorum shall be the act of the Board of Directors, except as may be otherwise specifically provided by law, by the Articles of Incorporation, or by these Regulations.

ACTION WITHOUT A MEETING

        17.    Any action required or permitted to be taken at any meeting of the Board of Directors or any committee thereof may be taken without a meeting if, prior to such action, a written consent thereto is signed by all members of the Board or of such committee, as the case may be, and such written consent is filed with the minutes of proceedings of the Board or committee.

COMMITTEES

        18.    The Board of Directors shall by resolution appoint an Executive Committee consisting of not less than four or more than eight Directors of the Corporation, as the Board shall determine, together with such alternates as the Board may deem advisable. The Executive Committee shall meet as called by either the Chairman of that Committee or the Secretary of the Company, at such place or places as they may from time to time determine. The Executive Committee shall have and may exercise all of the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, other than the filling of vacancies among the Directors or in any committee of the Directors, when the Board is not in session, subject to any specific resolutions of the Board of Directors. Unless otherwise ordered by the Board of Directors, the Executive Committee may prescribe its own rules for calling and holding meetings and for its own procedures and may act at a meeting by a majority of its members or without a meeting by written consent of all of its members. The Executive Committee shall cause the Secretary to keep full and complete records of all meetings and actions, which shall be open to inspection. by any Director. Each member of the Executive Committee and each alternate shall hold office during the pleasure of the Board of Directors.

        19.    The Board of Directors may by resolution appoint one or more additional committees, each committee to consist of two or more Directors and to have such authority and to perform such duties as may from time to time be determined by the Board of Directors.

COMPENSATION OF DIRECTORS AND COMMITTEE MEMBERS

        20.    The Directors, by the affirmative vote of a majority of those in office, shall have the authority to establish reasonable compensation for services to the Corporation by Directors and committee members, or may delegate such authority to one or more officers or Directors.

OFFICERS

        21.    The Board of Directors shall elect a Chairman of the Board, a President, one or more Vice Presidents, any one or more of whom may be designated Executive Vice Presidents and any one or more of whom may be designated Senior Vice Presidents, a Treasurer and a Secretary. The Board of Directors may elect such other officers as in its discretion it deems necessary. The Chairman of the Board, any Vice Chairman of the Board, and the President shall be Directors, but no other one of the officers need be a Director. Any two, but not more than two, of such offices may be held by the same person. The compensation of all of the officers of the Corporation shall be fixed by the Board of Directors. officers elected by the Board of Directors shall hold office until their successors are chosen and qualified in their stead. Any officer elected by the Board of Directors shall hold office during the pleasure of the Board. If the office of any officer or officers becomes vacant, the vacancy may be filled by the Board of Directors.

CHAIRMAN OF THE BOARD

        22.    The Chairman of the Board shall preside at all meetings of the Board of Directors and shall have such other authority and perform such other duties as may be determined by the Board of Directors.

PRESIDENT

        23.    The President shall preside at all meetings of the shareholders. Subject to directions of the Board of Directors, he shall have general executive authority and responsibility with respect to the business and affairs of the Corporation, and shall have such other authority and perform such other duties as may be determined by the Board of Directors.

SECRETARY

        24.    The Secretary shall record all of the proceedings of the meetings of the shareholders, the Board of Directors, and the Executive Committee. He shall keep such other books as may be required by the Board of Directors, shall give notices of meetings of the shareholders, the Board, and the Executive Committee required by law, by these Regulations, or otherwise, shall attest, on behalf of the Corporation, all documents requiring the attestation of the Secretary, and shall have such authority and perform such other duties as may be determined by the Board of Directors.

TREASURER

        25.    The Treasurer shall receive and have in charge all money, bills, notes, bonds, shares in other Corporations, and similar property belonging to the Corporation, and shall hold and dispose of the same as may be ordered by the Board of Directors. He shall keep accurate financial accounts and hold the same open for the inspection and examination of the Directors and shall have such authority and perform such other duties as may be determined by the Board of Directors.

OTHER OFFICERS

        26.    The Vice Presidents, Assistant Secretaries, and the Assistant Treasurers, if any, and any other officers whom the Board of Directors may elect shall, respectively, have such authority and perform such duties as may be determined by the Board of Directors.

AUTHORITY TO VOTE SECURITIES

        27.    The Chairman of the Board, the President, and any other officers designated by the Board of Directors are each authorized to vote, appoint proxies, and execute consents, waivers, and releases with respect to securities of other Corporations owned by the Corporation.

DELEGATION OF AUTHORITY AND DUTIES

        28.    The Board of Directors is authorized to delegate the authority and duties of any officer to any other officer and generally to control the action of the officers and to require the performance of duties in addition to those mentioned in these Regulations.

STOCK CERTIFICATES

        29.    Every holder of shares in the Corporation shall be entitled to one or more certificates, signed by the Chairman of the Board, the President, a Vice President, the Treasurer, an Assistant Treasurer, the Secretary, or an Assistant Secretary, certifying the number of shares owned by him in the Corporation. When such a certificate is countersigned by an incorporated transfer agent or registrar, the signature of any of said officers of the Corporation may be facsimile, engraved, stamped, or printed. Although any officer of the Corporation whose manual or facsimile signature is affixed to such a certificate ceases to be such officer before the certificate is delivered, such certificate nevertheless shall be effective in all respects when delivered.

TRANSFERS OF SHARES

        30.    Shares of the Corporation shall be transferable upon the books of the Corporation by the holders thereof, in person, or by a duly authorized attorney, and new certificates shall be issued upon surrender and cancellation of certificates for a like number of shares, with duly executed assignment or power of transfer endorsed thereon or attached thereto, and with such proof of the authenticity of the signatures to such assignment or power of transfer as the Corporation or its agents may reasonably require.

LOST, STOLEN OR DESTROYED CERTIFICATES

        31.    The Corporation may issue a new stock certificate in the place of any certificate alleged to have been lost, stolen or destroyed. The Board of Directors may require the owner, or his legal representative, to give the Corporation a bond sufficient to indemnify the Corporation against any claim that may be made against it on account of the issuance of such new certificate. A new certificate may be issued without requiring any bond when, in the judgment of the Directors, it is proper to do so.

TRANSFER AGENT AND REGISTRAR

        32.    The Board of Directors may, from time to time, appoint, or revoke the appointment of, transfer agents and registrars and may require all stock certificates to bear the signatures of such transfer agents and registrars or any of them.

RECORD DATES

        33.    The Board of Directors may fix in advance a date, not exceeding fifty days preceding the date of any meeting of shareholders, or the date for the payment of any dividend, or the date for the allotment of rights, or the date when any change or conversion or exchange of shares shall go into effect, or a date in connection with obtaining the consent of shareholders for any purpose, as a record date for the determination of the shareholders entitled to notice of, and to vote at, any such meeting and any adjournment thereof, or entitled to receive payment of any such dividend, or to any such allotment of rights, or to exercise the rights in respect of any such change, conversion or exchange of shares, or to give such consent, and in such case only such shareholders as shall be shareholders of record on the date so fixed shall be entitled to such notice of and to vote at, such meeting and any adjournment thereof, or to receive payment of such dividend, or to receive such allotment of rights, or to exercise such rights, or to give such consent, as the case may be, notwithstanding any transfer of any shares on the books of the Corporation after any such record date fixed as aforesaid. In the event that no record date shall be fixed for the determination of shareholders entitled to vote at a meeting of shareholders, the record date shall be the date next preceding the day on which notice is given, or the date next preceding the day on which the meeting is held, as the case may be.

REGISTERED SHAREHOLDERS

        34.    The Corporation shall be entitled to treat the holder of record of any share or shares as the holder in fact thereof, and, accordingly, shall not be bound to recognize any equitable or other claim to, or interest in, such share on the part of any other person, whether or not it shall have express or other notice thereof, save as expressly provided by the laws of Ohio.

INSPECTION OF BOOKS

        35.    The Directors shall determine, from time to time, whether and if allowed, when and under what conditions and regulations, the accounts and books of the Corporation (except such as may by statute be specifically open to inspection), or any of them, shall be open to the inspection of the shareholders, and the shareholders’ rights in this respect are and shall be restricted and limited accordingly.

DIVIDENDS

        36.    Dividends upon the shares of the Corporation, subject to the provisions of the Articles of Incorporation, if any, may be declared by the Board of Directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property or in shares.

        Before payment of any dividend, there may be set aside, out of any funds of the Corporation available for dividends, such sum or sums as the Directors, from time to time, in their absolute discretion, think proper, as a reserve fund to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for such other purpose as the Directors shall think conducive to the interest of the Corporation; and the Directors may abolish any such reserve in the manner in which it was created.

DIRECTORS’ ANNUAL STATEMENT

        37.    The Board of Directors shall present at each annual meeting, and when called for by vote of the shareholders, at any special meeting of the shareholders, a full and clear statement of the business and condition of the Corporation.

NOTICES

        38.    Expect as provided in Section 39 and 40, whenever, under the provisions of these Regulations, notice is required to be given to any Director, officer or shareholder, it shall not be construed to mean personal notice, but such notice as may be given in writing by mail, by depositing the same in the post office or letter box in a postpaid, sealed wrapper, addressed to such shareholder, officer or Director at such address as appears on the books of the Corporation; and such notice shall be deemed to be given at the time when the same shall be thus mailed.

        Any shareholder, Director or officer may waive any notice required to be given by law, by the Articles of Incorporation or by these Regulations and shall be deemed to have waived notice of any meeting which he shall attend without protesting, prior to or at the commencement of such meeting, the lack, of proper notice thereof.

        39.    At any annual or special meeting of shareholders, proposals by shareholders shall be considered only if the shareholder intending to make the proposal is entitled to vote on the proposal at the meeting, advance notice of the intention to make the proposal is timely given in accordance with this Section 39 and the proposals are otherwise proper for consideration under applicable law and the Articles of Incorporation. Notice of any such shareholder proposal must be given in writing to the Secretary, and received at the Corporation’s principal executive offices, not less than sixty nor more than ninety days prior to the scheduled date of the meeting, as disclosed by the Corporation to its shareholders or in other public notice (including, in the case of an annual meeting, disclosure in the proxy statement for the previous year); except that, if notice to the shareholders or prior public disclosure of the scheduled date of the meeting is first given or made less than seventy-five days prior to the date of the meeting, the written notice of the intention to make the shareholder proposal must be given to the Secretary not later than the close of business on the fifteenth day following the day on which such notice to the shareholders or public disclosure (whichever occurs earlier) is first given or made. Notice of the anticipated date of the annual meeting included the Corporation’s proxy statement for the prior year will, for this purpose, be adequate notice of the date of the meeting unless the date is subsequently advanced by more than thirty days or delayed by more than ninety days. Any notice of the intention to make a shareholder proposal shall be accompanied by the text of the proposal and a brief written statement of the reasons why the shareholder favors the proposal and shall set forth (i) the shareholder’s name and record address, (ii) a representation that the shareholder is a holder of record of shares of the Corporation entitled to vote at the meeting and intends to appear in person or by proxy at the meeting to make the proposal, (iii) a description of all arrangements or understandings between the shareholder and any other person (naming that person) pursuant to which the proposal is to be made, and (iv) the number and class of all shares of the Corporation beneficial owned (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934) by the shareholder and any material interest of the shareholder in the proposal (other than any interest solely as a shareholder). The person presiding at the meeting shall determine whether the notice of the shareholder proposal has been duly given and shall direct that the proposal not be considered if the notice (together with all information required to be submitted by the shareholder under this Section 39) has not been given.

        40.    Subject to the rights of the holders of any class or series of preferred shares of the Corporation, a shareholder may make nominations for the election of Directors at an annual or special meeting of shareholders only if the shareholder intending to make the nominations is entitled to vote for the election of Directors at the meeting and written notice of the intention to make the nominations is timely given as provided in this Section 40. Notice of any such shareholder nominations must be given in writing to the Secretary, and received at the Corporation’s principal executive offices, not less than sixty nor more than ninety days prior to the scheduled date of the meeting, as disclosed by the Corporation to its shareholders or in other public notice (including, in the case of an annual meeting, disclosure in the proxy statement for the previous year); except that, if notice to the shareholders or prior public disclosure of the scheduled date of the meeting is first given or made less than seventy-five days prior to the date of the meeting, the written notice of the intention to make the nominations must be given to the Secretary not later than the close of business on the fifteenth day following the day on which such notice to the shareholders or public disclosure (whichever occurs earlier) is first given or made. Any notice of a shareholder’s intention to make such nominations shall set forth: (i) as to each person who is not an incumbent Director when the shareholder proposes to nominate that person for election as a Director, (A) the name, age, and business and residence address of that person, (B) the principal occupation and employment of that person during the past five years and the name and principal business of any Corporation or other organization in which such occupations and employment were carried on, (C) all positions of that person as a Director, officer, partner, employee or controlling shareholder of any Corporation or other organization, (D) the class and number of shares of the Corporation that are beneficially owned (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934) by that person, (E) any other information regarding the person that would be required, pursuant to Item 401 of Regulation S-K adopted by the Securities and Exchange Commission (or the corresponding provisions of any regulations subsequently adopted by the Securities and Exchange Commission applicable to the Corporation), to be included in a proxy statement of the Corporation complying with the proxy rules of the Securities and Exchange Commission if that person were nominated by the board of Directors of the Corporation, and (F) the written consent of that person to serve as a Director of the Corporation, and (ii) as to the shareholder giving the notice, (A) the name and record address of the shareholder, (B) a representation that the shareholder is a holder of record of shares of the Corporation entitled to vote at the meeting and intends to appear in person or by proxy at the meeting to nominate the person specified in the notice, (C) a description of all arrangements or understandings between the shareholder and each nominee and any other person (naming that person) pursuant to which the nomination is to be made, and (D) the class and number of shares of the Corporation that are beneficially owned (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934) by the shareholder.

AMENDMENTS

        41.    These Regulations may be amended, or new Regulations may be adopted, at a meeting by the affirmative vote of the holders of shares entitling them to exercise a majority of the voting power of the Corporation on the proposal, or without a meeting by the written consent of the holders of shares entitling them to exercise all of the voting power of the Corporation on the proposal. No amendment of these Regulations with respect to the time or place for the election of Directors shall be made within sixty days next before the day on which such election is to be held. In case of any amendment of these Regulations with respect to such time or place, notice thereof shall be given to each shareholder, in the manner provided in Section 38 of these Regulations, at least twenty days before the first election following such amendment is held. Any amendment of Section 14, Section 39, or Section 40 of these Regulations adopted by shareholders at an annual or special meeting shall only be effective for subsequent meetings and shall not eliminate or modify the prohibition on removal of Directors or the requirement for advance notice of shareholder proposals or shareholder nominations for the election of Directors, as the case may be, made at the meeting at which the amendment is adopted.

EXHIBIT D

Oglebay Norton Company
Audit and Compliance Committee Charter

        The Audit and Compliance Committee (the “Committee”) of the Board of Directors (“the Board”) of the Company (the “Company”), will have the oversight responsibility, authority and specific duties as described below.

Composition

        The Committee will be comprised of three or more directors as determined by the Board. The members of the Committee will meet the independence and experience requirements of the NASDAQ. All members will be able to read and understand financial statements and, at least one of whom will have past employment experience in finance or accounting, professional certification in accounting or equivalent experience which results in financial sophistication. The members of the Committee will be elected annually at the organizational meeting of the full Board held in April and will be listed in the annual report to shareholders. One of the members of the Committee will be elected Committee Chair by the Board.

Responsibility

        The Committee is a part of the board. Its primary function is to assist the Board in fulfilling its oversight responsibilities with respect to (i) the annual financial information to be provided to shareholders and the Securities and Exchange Commission (SEC); (ii) the system of internal controls that management has established; (iii) the internal and external audit process and (iv) the Company’s compliance with laws and regulations. In addition, the Committee provides an avenue for communication between the internal audit group, the independent auditors, financial management and the Board. The Committee should have a clear understanding with the independent auditors that they must maintain an open and transparent relationship with the Committee, and that the ultimate accountability of the independent auditors is to the Board and the Committee. The Committee will make regular reports to the Board concerning its activities. The Committee will review this Charter annually, and will recommend amendments hereto to the Board.

Authority

        Subject to the prior approval of the Board, the Committee is granted the authority to investigate any matter or activity involving financial accounting and reporting and legal and compliance, as well as the internal controls of the Company. In that regard, the Committee will have the authority to approve the retention of external professionals to render advice and counsel in such matters. All employees will be directed to cooperate with respect thereto as requested by members of the Committee.

Meetings

        The Committee is to meet at least three times annually and as many additional times as the Committee deems necessary. Content of the agenda for each meeting should be cleared by the Committee Chair. The Committee is to meet in separate executive sessions with the Chief Financial Officer, independent auditors and the internal audit group at least once each year and at other times when considered appropriate. The Committee may also meet in separate executive sessions with the Chief Executive Officer, Chief Compliance Officer, the Chief Legal Officer and any other officer as it deems appropriate.

Attendance

        Committee members will strive to be present at all meetings. As necessary or desirable, the Committee Chair may request that members of management and representatives of the independent accountants and the internal audit group be present at Committee meetings.

Specific Duties

        In carrying out its oversight responsibilities, the Committee will:

1. Review and reassess the adequacy of this charter annually and recommend any proposed changes to the Board for approval.

        2.  Review with the Company’s management, internal audit group and independent auditors the Company’s accounting and financial internal controls. Obtain annually in writing from the independent auditors their letter as to the adequacy of such internal controls and the absence of any material weaknesses in them.

        3.  Review with the Company’s management, internal audit group and independent auditors significant accounting and reporting principles, practices and procedures applied by the Company in preparing its financial statements.

        4.  Inquire as to the independence of the independent auditors and obtain from the independent auditors, at least annually, a formal written statement delineating all relationships between the independent auditors and the Company as contemplated by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees.

        5.  Have a predetermined arrangement with the independent auditors that they will advise the Committee through its Chair and management of the Company of any matters of significance identified through procedures followed for interim quarterly financial statements, and that such notification is to be made prior to the related press release and if not practicable prior to the filing of Forms 10-Q.

6. At the completion of the annual audit, review with management, the internal audit group and the independent auditors the following:

—The annual financial statements and related notes and financial information to be included in the Company’s annual report to shareholders and on Form 10-K.

—Results of the audit of the financial statements and the related report thereon and, if applicable, a report on changes during the year in accounting principles and their application.

If deemed appropriate after such review and discussion, recommend to the Board that the financial statements be included in the Company’s annual report on Form 10-K.

        7.  Discuss with the independent accountants the quality of the Company’s financial and accounting personnel. Also, elicit the comments of management regarding the responsiveness of the independent auditors to the Company’s needs.

        8.  Meet with management, the internal audit group and the independent auditors to discuss any relevant significant recommendations that the independent auditors may have, particularly those characterized as “material” or “serious”.

9. Recommend to the Board the selection, retention and termination of the Company’s independent auditors.

        10.  Review with management, the Company’s compliance officer and general counsel, internal audit group and the independent auditors the methods used to establish and monitor the Company’s policies with respect to unethical or illegal activities by Company employees that may have a material impact on the financial statements or Company results.

11. Subject to the prior approval of the Board, arrange for and monitor special investigations as the need may arise.

12. Receive an oral report(s), at least annually, from the Company’ s counsel concerning legal and regulatory matters that may have a material impact on the financial statements or results.

13. Engage independent counsel, auditors and other consultants the Committee deems appropriate.

14. Review, annually, the Company’s code of conduct.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20.    INDEMNIFICATION OF DIRECTORS AND OFFICERS

        ON Minerals is an Ohio corporation. Section 1701.13 of Ohio Law contains detailed provisions on indemnification of directors and officers of an Ohio corporation against expenses, judgments, fines and amounts paid in settlement, actually paid and reasonably incurred in connection with any threatened, pending or completed action suit or proceeding, whether civil, criminal, administrative or investigative.

        The indemnification provisions in the Ohio company’s articles are substantially identical to Oglebay Norton’s indemnification provisions. However, the Ohio company’s articles do not eliminate a Director’s liability for monetary damages for breach of duty of care because such a provision is not permissible under Ohio law.

        Oglebay Norton is a Delaware corporation. Section 145 of Delaware Law of the State of Delaware contains detailed provisions on indemnification of directors and officers of a Delaware corporation against expenses, judgments, fines and amounts paid in settlement, actually paid and reasonably incurred in connection with any threatened, pending or completed action suit or proceeding, whether civil, criminal, administrative or investigative.

        The Oglebay Norton certificate generally provides that each person who was or is made a party or is threatened to be made a party to any action, suit or proceeding whether civil, criminal, administrative or investigative by reason of the fact that he or she is or was, or a person of whom he or she is the legal representative, is or was a Director or officer of the corporation or is or was serving at the request of the corporation as a Director, trustee, officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise (including service to employee benefit plans), whether the basis of such proceeding is alleged action in the persons official capacity or any other capacity while serving in such position, shall be indemnified and held harmless by the corporation to the fullest extent allowed by Delaware law against all expense, liability, and loss reasonably incurred or suffered in connection therewith and such indemnification shall continue as to a person who has ceased to be a Director, trustee, officer, employee or agent and shall inure to the benefit of his heirs, executors and administrators; however if the person seeking indemnification in connection with a proceeding is the same person who initiated such proceeding, indemnification will only be available if the proceeding was authorized by the Board of Directors. Indemnification shall include the right to be paid the expenses incurred in defending any such proceeding in advance of its final disposition; provided that, if Delaware law requires, such advance payment may only be made upon delivery to the corporation of an undertaking, by or on behalf of such Director or officer, to repay all amounts if it shall ultimately be determined that such Director or officer is not entitled to indemnification. The right to indemnification and payment of expenses incurred in defending a proceeding in advance shall not be exclusive of other rights. The corporation may purchase and maintain insurance on behalf of any person who is or was Director or officer of the corporation or is or was serving at the request of the corporation as a Director, trustee, officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise against any liability asserted against or incurred by him or her in such capacity. A Director of the corporation shall not be personally liable to the corporation or its stockholders for breach of fiduciary duty as a Director, except for: (1) a breach of the Director’s duty of loyalty to the corporation or its stockholders; (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law; (3) liability under Section 174 of Delaware law; or (4) for any transaction in which the Director derived an improper personal benefit.

Item 21.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

        (a)  Exhibits.

Exhibit No.	Exhibit Description
2.1	Agreement and Plan of Merger, dated as of January 8, 2001, by and between Oglebay Norton
Company and ON Minerals Company, Inc. (included as Exhibit A in the Proxy
Statement/Prospectus included as part of this Registration Statement).

3.1	Amended and Restated Articles of Incorporation of ON Minerals (included as Exhibit B in the Proxy Statement/Prospectus included as part of this Registration Statement).

3.2	Regulations of ON Minerals (included as Exhibit C in the Proxy Statement/Prospectus included as part of this Registration Statement).

5	Opinion of Thompson Hine & Flory LLP as to the legality of the shares being issued.

21	Subsidiaries of ON Minerals Company, Inc.

23.1	Consent of Ernst & Young LLP relating to the audited financial statements of Oglebay Norton.

23.3	Consent of Thompson Hine & Flory LLP (included in Exhibit 5).

24	Power of Attorney of Directors and Officers.

99.1*	Form of Proxy for the Annual Meeting of Oglebay Norton Stockholders.

*	To be filed by amendment.

Item 22.    UNDERTAKINGS.

        (b)  The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (e)  The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the proxy statement/prospectus, to each person to whom the proxy statement/prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the proxy statement/prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the proxy statement/prospectus, to deliver, or cause to be delivered to each person to whom the proxy statement/prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the proxy statement/prospectus to provide such interim financial information.

        (g)(1)  The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

        (g)(2)  The undersigned Registrant hereby undertakes that every prospectus: (i) that is filed pursuant to paragraph 1 immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the proxy statement/prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

        The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, Oglebay Norton Company has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cleveland, State of Ohio, on January 10, 2001.

OGLEBAY NORTON COMPANY

/s/ DAVID H. KELSEY
By:
Name: David H. Kelsey
Title: Vice President and Chief Financial Officer

        Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ JOHN N. LAUER * John N. Lauer	Chairman of the Board, President, Chief Executive Officer and Director (Principal Executive Officer)	January 10, 2001

/s/ DAVID H. KELSEY David H. Kelsey	Vice President and Chief Financial Officer (Principal Financial Officer)	January 10, 2001

/s/ MICHAEL F. BIEHL * Michael F. Biehl	Principal Accounting Officer	January 10, 2001

/s/ JAMES T. BARTLETT * James T. Bartlett	Director	January 10, 2001

/s/ ALBERT C. BERSTICKER * Albert C. Bersticker	Director	January 10, 2001

/s/ WILLIAM G. PRYOR * William G. Pryor	Director	January 10, 2001

/s/ MADELEINE W. LUDLOW * Madeleine W. Ludlow	Director	January 10, 2001

/s/ MALVIN E. BANK * Malvin E. Bank	Director	January 10, 2001

/s/ WILLIAM G. BARES * William G. Bares	Director	January 10, 2001

/s/ JOHN D. WEIL * John D. Weil	Director	January 10, 2001

*  By David H. Kelsey, attorney in fact.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, ON Minerals Company, Inc. has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cleveland, State of Ohio on this January 10, 2001.

ON MINERALS COMPANY , INC .

/s/ DAVID H. KELSEY
By:
Name: David H. Kelsey
Title: Vice President

        Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ JOHN N. LAUER John N. Lauer	President (Principal Executive Officer), Director	January 10, 2001

/s/ DAVID H. KELSEY David H. Kelsey	Vice President (Principal Financial Officer), Director	January 10, 2001

/s/ MICHAEL F. BIEHL Michael F. Biehl	Vice President (Principal Accounting Officer)	January 10, 2001

/s/ ROCHELLE F. WALK Rochelle F. Walk	Director	January 10, 2001

EXHIBIT INDEX

2.1	Agreement and Plan of Merger, dated as of January 8, 2001, by and between Oglebay Norton Company and ON Minerals Company, Inc. (included as Exhibit A in the Proxy Statement/Prospectus included as part of this Registration Statement).

3.1	Amended and Restated Articles of Incorporation of ON Minerals Company, Inc. (included as Exhibit B in the Proxy Statement/Prospectus included as part of this Registration Statement).

3.2	Regulations of ON Minerals Company, Inc. (included as Exhibit C in the Proxy Statement/Prospectus included as part of this Registration Statement).

5	Opinion of Thompson Hine & Flory LLP as to the legality of the shares being issued.

21	Subsidiaries of ON Minerals Company, Inc.

23.1	Consent of Ernst & Young LLP relating to the audited financial statements of Oglebay Norton.

23.3	Consent of Thompson Hine & Flory LLP (included in Exhibit 5).

24	Power of Attorney of Directors and Officers.

99.1*	Form of Proxy for the Annual Meeting of Oglebay Norton Stockholders.

*	To be filed by amendment.